Exhibit 99.2

ARRANGEMENT AGREEMENT

among

KOREA NATIONAL OIL CORPORATION

and

HARVEST ENERGY TRUST

and

HARVEST OPERATIONS CORP.

October 21, 2009

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc	9
1.3	Number, etc.	9
1.4	Date for Any Action	9
1.5	Entire Agreement	9
1.6	Currency	9
1.7	Accounting Matters	9
1.8	Disclosure in Writing	9
1.9	Interpretation Not Affected by Party Drafting	10
1.10	Knowledge	10
1.11	Exhibits and Schedules	10
ARTICLE 2 THE ARRANGEMENT		10
2.1	Plan of Arrangement	10
2.2	Interim Order	10
2.3	Final Order	11
2.4	Court Proceedings	11
2.5	Plan of Arrangement and Effective Date	11
2.6	Alternative Transaction Structure	12
2.7	Pre-Acquisition Reorganizations	12
2.8	Support Agreements	13
2.9	Employee Matters	13
2.10	Rights	13
ARTICLE 3 COVENANTS		13
3.1	Covenants of the Purchaser	13
3.2	Covenants of Harvest	15
3.3	Mutual Covenants Regarding the Arrangement	19
3.4	Harvest Covenants Regarding Non-Solicitation	20
3.5	Provision of Information; Access	22
ARTICLE 4 REPRESENTATIONS AND WARRANTIES		23
4.1	Representations and Warranties of the Purchaser	23
4.2	Representations and Warranties of Harvest	24
4.3	Privacy Issues	33
ARTICLE 5 CONDITIONS PRECEDENT		34
5.1	Mutual Conditions Precedent	34
5.2	Additional Conditions to Obligations of Purchaser	34
5.3	Additional Conditions to Obligations of Harvest	35
5.4	Notice and Cure Provisions	36
5.5	Satisfaction of Conditions	36
ARTICLE 6 AGREEMENT AS TO DAMAGES, EXPENSES AND OTHER ARRANGEMENTS		36
6.1	Purchaser Damages	36
ARTICLE 7 AMENDMENT		38
7.1	Amendment of Agreement	38
7.2	Amendment of Plan of Arrangement	38
ARTICLE 8 TERMINATION		38
8.1	Termination	38
ARTICLE 9 NOTICES		39
9.1	Notices	39
ARTICLE 10 GENERAL		40
10.1	Binding Effect	40

10.2	Assignment	40
10.3	Disclosure	40
10.4	Costs	40
10.5	Severability	40
10.6	Further Assurances	41
10.7	Effectiveness	41
10.8	Time of Essence	41
10.9	Governing Law	41
10.10	Waiver	41
10.11	Third Party Beneficiaries	41
10.12	Counterparts	42
10.13	Obligations	42

EXHIBIT A – FORM OF SPECIAL RESOLUTION

EXHIBIT B – PLAN OF ARRANGEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of October 21, 2009,

AMONG:

KOREA NATIONAL OIL CORPORATION, a corporation existing under the laws of the Republic of Korea (hereinafter referred to as the “Purchaser”)

- and -

HARVEST ENERGY TRUST, a trust created under the laws of the Province of Alberta (hereinafter referred to as “Harvest”)

- and -

HARVEST OPERATIONS CORP., a corporation existing under the laws of the Province of Alberta (hereinafter referred to as “Harvest Operations”)

WHEREAS:

A.

The Parties desire to enter into this Agreement to implement the business combination of the Purchaser and Harvest;

B.

The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the ABCA; and

C.

The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement (including the recitals hereto), unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“Acquisition Proposal” means, other than the Arrangement, a proposal or offer, whether or not subject to a due diligence condition, whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Harvest or any material Harvest Subsidiary or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding Trust Units of Harvest whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale of Trust Units or shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction involving Harvest or any Harvest Subsidiary, including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Harvest or any Harvest Subsidiary or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting trust units of Harvest;

“affiliate” shall have the meaning ascribed thereto in section 1.2 of National Instrument 45-106 – Prospectus and Registration Exemptions, as in effect on the date hereof;

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the exhibits hereto) as supplemented, modified or amended from time to time in accordance with the terms hereof, and not to any particular article, section, schedule or other portion hereof;

“Applicable Laws”, in the context that refers to one or more persons, means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Arrangement” means the arrangement involving the Purchaser, Harvest, certain subsidiaries or other affiliates of the Purchaser and Harvest and the Securityholders, pursuant to Section 193 of the ABCA on the terms and subject to the conditions set forth herein and in the Plan of Arrangement;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

“Board” means the board of directors of Harvest Operations as it may be comprised from time to time;

“Business Day” means any day other than a Saturday, a Sunday and a statutory holiday in Calgary, Alberta;

“Canadian Securities Laws”, in the context that refers to one or more persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date that apply to such person or persons or its or their business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Competition Act Approval” means either:

(a)	the issue of an advance ruling certificate under section 102 of the Competition Act (Canada), provided that such advance ruling certificate has not been rescinded prior to the Effective Date; or

(b)

(i) the expiry or termination of the waiting period under section 123 of the Competition Act (Canada), or waiver by the Commissioner of Competition of the notification requirement pursuant to section 113(c) of that Act, and (ii) the Commissioner of Competition advising the Purchaser, in writing, on terms satisfactory to the Purchaser, that she has no intention to file an application under Part VIII of the Competition Act (Canada), in connection with the transactions contemplated by this Agreement and such advice has not been rescinded prior to the Effective Date;

“Confidentiality Agreement” means, collectively, the confidentiality agreements dated August 12, 2009 and August 26, 2009 between Harvest and the Purchaser;

“Convertible Debentures” means the outstanding convertible debentures of Harvest;

“Court” means the Court of Queen's Bench of Alberta;

“Disclosure Letter” means the disclosure letter dated the date hereof from Harvest to the Purchaser;

“Dissent Rights” means the rights of dissent granted in favour of Unitholders in respect of the Arrangement as described in the Plan of Arrangement;

“Documents of Title” means, (i) the Leases; (ii) all agreements relating to the ownership or operation of the Properties entered into in the normal course of business, including: operating procedures; unit agreements and unit operating agreements; agreements for the construction, ownership and operation of gas plants, pipelines, gas gathering systems and similar facilities; pooling agreements, royalty agreements, farmin agreements, farmout agreements and participation agreements; trust agreements; agreements respecting the gathering, measurement, processing, compression or transportation of Petroleum Substances; seismic data; licensing agreements; well operating contracts; and surface leases, pipeline easements, road use agreements and other contracts granting the Surface Rights; and (iii) all permits, licenses and approvals issued or granted by any Governmental Authority pertaining to the ownership or operation of the Properties or the gathering, processing, treatment, storage, measurement, transportation or sale of the production of Petroleum Substances from the Properties;

“Encumbrance” includes, without limitation, any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest in property, option, right of first refusal or offer, adverse claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Effective Date” has the meaning ascribed thereto in Section 2.5;

“Effective Time” means the time when the Arrangement becomes effective pursuant to the ABCA and the Final Order;

“Environmental Laws” means all federal, provincial, municipal and local statutes, regulations, by-laws, permits, licences, regulations, orders, guidelines, bulletins and directives of any Governmental Authority, and any requirements or obligations arising under the common law, now in effect in Canada that relate to the protection and preservation of the environment, the handling and disposal of waste, the transportation of dangerous goods and occupational health and safety;

“Exercise Price” means the Canadian dollar price at which a Trust Unit Right may be exercised;

“Fairness Opinion” means the opinion of TD Securities Inc. relating to the Arrangement;

“Final Order” means the order of the Court approving the Arrangement to be applied for by Harvest following the Special Meeting and to be granted pursuant to Subsection 193(9) of the ABCA in respect of Securityholders, the Purchaser and Harvest, as such order may be affirmed, amended or modified by the Court (with the consent of both Harvest and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that such amendment is acceptable to both Harvest and the Purchaser, each acting reasonably) on appeal;

“GAAP” has the meaning ascribed thereto in Section 1.7;

“Governmental Authority” means:

(a)

any multinational, federal, national, provincial, state, regional, municipal, local or other government or any governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign;

(b)	any subdivision, agent, commission, board or authority of any of the foregoing;

(c)	any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; and

(d)	any stock exchange;

“Harvest Operations” means Harvest Operations Corp., a corporation existing under the laws of the Province of Alberta;

“Harvest Subsidiaries” mean Harvest Operations, Redearth Partnership, Harvest Breeze Trust No. 1, Harvest Breeze Trust No. 2, Breeze Resource Partnership, Hay River Partnership, Harvest Refining General Partnership, North Atlantic Refining Limited, Viking Energy Royalty Trust and North Atlantic Refining Limited Partnership;

“Harvest Trust Indenture” means the Fifth Amended and Restated Trust Indenture dated as of May 20, 2008 between the Valiant Trust Company, as trustee, and Harvest Operations;

“Harvest Year End Bonus Arrangements” has the meaning set forth in Section 2.09;

“Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

“Information Circular” means the information circular and proxy statement of Harvest to be sent by Harvest to Securityholders in connection with the Special Meeting;

“Interim Order” means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Special Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Investment Canada Approval” means the receipt by the Purchaser of a notice that the Minister responsible for the administration of the Investment Canada Act (Canada) is satisfied that the transactions contemplated by this Agreement are “likely to be of net benefit to Canada” pursuant to Part IV of the Investment Canada Act (Canada), provided that such notice is on terms and conditions satisfactory to the Purchaser in its sole discretion, acting reasonably;

“Lands” means the lands as described in a schedule provided to the Purchaser and, except as otherwise expressly noted in that schedule, includes the Petroleum Substances within, upon or under those lands, together with the right to explore for and recover the Petroleum Substances, to the extent those rights are granted by the Leases;

“Leases” means, collectively, the various leases, reservations, permits, licences, certificates and other documents of title by virtue of which the holder is entitled to explore for, drill for, recover, remove or dispose of Petroleum Substances forming part of the Lands, being the leases, reservations, permits, licences and other documents of title as described in a schedule provided to the Purchaser;

“Material Adverse Change” means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Harvest or any of its subsidiaries which is, or could reasonably be expected to be, materially adverse to the business of Harvest and its subsidiaries considered as a whole other than a change: (i) which has prior to the date hereof been publicly disclosed in the Public Record or otherwise disclosed in the Disclosure Letter; (ii) resulting from conditions affecting the oil and gas industry as a whole; (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) resulting from changes in the market price of crude oil or natural gas;

“Miscellaneous Interests” means all right, title, estate and interest of Harvest and the Harvest Subsidiaries in all property, assets and rights, other than the Petroleum and Natural Gas Rights, the Surface Rights or the Tangibles, pertaining to either the Petroleum and Natural Gas Rights, the Surface Rights or the Tangibles, including the interests to which Harvest and the Harvest Subsidiaries are entitled at the Effective Date in:

(a)	all contracts and agreements relating to the Petroleum and Natural Gas Rights, the Leases, the Lands, the Surface Rights or the Tangibles, or any rights in relation to them;

(b)	all well, pipeline and other permits, licences and authorizations relating to the Petroleum and Natural Gas Rights or the Tangibles;

(c)	all Petroleum Substances produced from the Lands except those that are beyond the wellhead at the Effective Time;

(d)	all Wells including the wellbores thereof; and

(e)	all books, records, documents and geological, engineering and production data relating to the Properties;

“Misrepresentation”, “Material Change” and “Material Fact” shall have the meanings ascribed thereto under the applicable Canadian Securities Laws; “distribution” means “distribution” or “distribution to the public”, as the case may be, as defined under the applicable Canadian Securities Laws; and “distribute” has a corresponding meaning;

“Mutual Releases” has the meaning ascribed thereto in Section 3.2(h);

“Officer Obligations” means the obligations of Harvest or any of its subsidiaries to its officers for severance or termination payments in connection with a termination of employment or change of control of Harvest pursuant to any written agreements, in each case as listed in the Disclosure Letter;

“Other Party” means: (i) with respect to the Purchaser, Harvest; and (ii) with respect to Harvest, the Purchaser;

“Outside Date” means January 29, 2010, or such later date as may be determined in accordance with Section 2.5 of this Agreement;

“Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them, or where implied by the context, means the Purchaser or Harvest, as the case may be;

“Permits” means permits, licences, certificates, orders, grants, approvals and other authorizations of or from any Governmental Authority;

“Permitted Encumbrances” means:

(a)	the terms and conditions of the Documents of Title, including the following:

	(i)	any existing potential alteration of the Petroleum and Natural Gas Rights because of a payout conversion or farm-in, farm-out or other such agreement, and

	(ii)	any penalty or forfeiture that applies to the Petroleum and Natural Gas Rights at the date hereof because of Harvest's election not to participate in a particular operation;

(b)

easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, and wires;

(c)

the regulations and any rights reserved to or vested in any municipality or governmental, statutory or public authority to levy taxes or to control or regulate any of Harvest's assets in any manner, including, without limitation, the right to control or regulate production rates and the conduct of operations;

(d)	statutory exceptions to title and the reservations, limitations and conditions in any grants or transfers from the Crown of any of the Lands or interests therein;

(e)

undetermined or inchoate liens incurred or created in the ordinary course of business as security for Harvest's share of the costs and expenses of the development or operation of any of its assets, which costs and expenses are not delinquent as of the Effective Time;

(f)	undetermined or inchoate mechanics' liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Effective Time;

(g)	liens granted in the ordinary course of business to a public entity, municipality or Governmental Authority respecting operations pertaining to any of Harvest's assets; and

(h)	security in respect of bank indebtedness;

“person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Petroleum and Natural Gas Rights” means the entire right, title, estate and interest of Harvest and the Harvest Subsidiaries in and to:

(a)

rights (whether fee simple interests, leasehold interests or other interests) to drill for and produce, save and market Petroleum Substances from the Lands, and to the Leases to the extent they apply to the Lands;

(b)

royalties, net profits interests and similar interests entitling the holder thereof to a share of the Petroleum Substances produced from the Lands or lands pooled or unitized therewith or to a payment calculated by reference to the quantity of such production, the proceeds from the sale thereof or the profits therefrom; and

(c)	rights to acquire the foregoing;

“Petroleum Substances” means petroleum, natural gas and all related hydrocarbons, whether gaseous, liquid or solid, and any and all other substances that may be produced in association with them, whether hydrocarbons or not;

“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Exhibit B hereto, as amended or supplemented from time to time in accordance with the terms thereof and hereof;

“Properties” means the Petroleum and Natural Gas Rights, the Tangibles, the Surface Rights and the Miscellaneous Interests;

“Public Record” means all information filed by or on behalf of Harvest with the applicable Securities Authorities on SEDAR and any other information filed with any applicable Securities Authorities on SEDAR in compliance, or intended compliance, with any applicable Canadian Securities Laws;

“Purchaser Damages Event” has the meaning ascribed thereto in Section 6.1;

“Purchaser Information” means the information to be included in the Information Circular describing the Purchaser and its business, operations and affairs (if applicable);

“Purchaser Termination Fee” has the meaning ascribed thereto in Section 6.1;

“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of a Governmental Authority required in connection with execution, delivery or performance of this Agreement or the consummation of the transactions contemplated by this Agreement;

“Required Approvals” means the Competition Act Approval and Investment Canada Approval;

“Rights” means, collectively, the Trust Unit Rights and Unit Awards;

“Rightholders” means holders of Rights;

“Securities” means the Trust Units and the Rights;

“Securities Authorities” means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

“Securities Laws” means Canadian Securities Laws and U.S. Securities Laws;

“Securityholders” means the Unitholders and the Rightholders;

“SEDAR” means the system for electronic document analysis and retrieval;

“Special Meeting” means the special meeting of Securityholders to be held to consider the Special Resolution and related matters, and any adjournment(s) thereof;

“Special Resolution” means the special resolution of Unitholders and Rightholders in respect of the Arrangement, to be considered at the Special Meeting, substantially in the form attached hereto as Exhibit “A”;

“subsidiary” has the meaning ascribed thereto in Section 1.2 of National Instrument 45-106 – Prospectus and Registration Exemptions, as in effect on the date hereof;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a person (other than the Purchaser):

(a)	that is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the person making such proposal,

(b)

that is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Trust Units,

(c)

in respect of which the aggregate consideration payable for all of the issued and outstanding Trust Units pursuant to such Acquisition Proposal, if consummated in accordance with its terms, is in each case, greater than the consideration contemplated for such Trust Units by this Agreement (including after taking into account any modifications to this Agreement proposed by the Purchaser as contemplated by Section 3.4(d)),

(d)	that did not result from or involve a breach of Section 3.4 of this Agreement,

(e)	that is not subject to any due diligence condition, and

(f)

in respect of which the Board determined in good faith (after the receipt of advice from their legal counsel with respect to (i) and their financial advisors with respect to (ii)) that: (i) failure to recommend such Acquisition Proposal to Securityholders would be contrary to their fiduciary duties, and (ii) such Acquisition Proposal, taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Securityholders from a financial point of view than the transactions contemplated by this Agreement (including in each case after taking into account any modifications to this Agreement proposed by the Purchaser as contemplated by Section 3.4(d));

“Support Agreement” means a support agreement between the Purchaser and a director or officer of Harvest Operations, in a form satisfactory to the Purchaser, acting reasonably, pursuant to which such director or officer covenants and agrees, inter alia, to vote all Securities beneficially owned by them or over which they exercise control or direction in favour of the Special Resolution at the Special Meeting;

“Surface Rights” means all rights of Harvest and its subsidiaries to enter upon, use or occupy the surface of lands (including the Lands) which are used or held for use in connection with the Petroleum and Natural Gas Rights or the Tangibles, including fee simple title and all rights to enter upon, use and occupy the surface of lands on which the Tangibles and the Wells are located or any lands with which the same have been pooled or unitized and rights to use the surface of lands to gain access thereto;

“Swaps” means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

“Tangibles” means all right, title, estate and interest of Harvest and its subsidiaries in any and all tangible depreciable property or assets located within, on or about the Lands or governed under an agreement for operation of the Lands or any lands that are pooled or unitized therewith, that are used or useful in connection with production, gathering, treatment, storage, compression, processing, transportation, injection, removal or other operations relating to the Petroleum and Natural Gas Rights, and includes all tangible depreciable property and assets that form part of or are used in connection with them (including pipelines that have been abandoned but not removed);

“Tax” or “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, insurance taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Harvest or any of its subsidiaries is required to pay, withhold or collect;

“Tax Returns” shall mean all information returns, reports, estimates, declarations of estimated tax, elections, designations, statements, schedules and returns relating to, or required to be filed in connection with, any Taxes;

“Third Party Beneficiaries” shall have the meaning ascribed thereto in Section 10.11;

“Trust Units” means the ordinary trust units of Harvest;

“Trust Unit Incentive Plans” means, collectively, the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan;

“Trust Unit Rights” means the rights issued under the Trust Unit Rights Incentive Plan;

“Trust Unit Rights Incentive Plan” means the trust unit rights incentive plan of Harvest;

“Unit Award Incentive Plan” means the unit award incentive plan of Harvest;

“Unit Awards” means unit awards issued under the Unit Award Incentive Plan;

“Unitholders” means the holders from time to time of Trust Units;

“United States” means the United States of America;

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time; and

“Wells” means all producing, shut-in, water source, observation, disposal, injection, abandoned, suspended and other wells located on the Lands or directly relating to the operation of the Lands.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, Sections and Subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the exhibit attached hereto) and not to any particular article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5	Entire Agreement

This Agreement and the Confidentiality Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties (and their affiliates (as the case may be)) pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6	Currency

All references to “$” or sums of money that are referred to in this Agreement are expressed in lawful money of Canada, unless specified otherwise.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles (“GAAP”) and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

1.8	Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to the Purchaser, be references exclusively to the Disclosure Letter, or in the case of disclosure to Harvest, include disclosure to Harvest or its representatives.

1.9	Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10	Knowledge

Where in this Agreement a representation or warranty is made on the basis of the knowledge or awareness of Harvest, such knowledge or awareness consists only of the actual knowledge or awareness, as of the date of this Agreement, of the senior executive officers of Harvest Operations, after making all reasonable inquiries of Harvest, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.11	Exhibits and Schedules

Exhibit “A” (Form of Special Resolution) and Exhibit “B” (Plan of Arrangement) attached hereto are incorporated into and form an integral part of this Agreement.

ARTICLE 2
THE ARRANGEMENT

2.1		Plan of Arrangement

(a)	The Parties agree to carry out the Arrangement pursuant to which (among other things):

	(i)	Unitholders shall receive $10.00 cash for each Trust Unit held;

	(ii)	Rightholders holding Trust Unit Rights on the Effective Date, shall receive, in respect of each Trust Unit Right, cash equal to the greater of $0.01 and the amount, if any, by which $10.00 exceeds the Exercise Price thereof; and

	(iii)	Rightholders holding Unit Awards on the Effective Date shall exchange all of their Unit Awards for $10.00 cash per Unit Award,

all as more particularly described in the Plan of Arrangement attached as Exhibit “B” hereto.

2.2		Interim Order

Harvest agrees that as soon as reasonably practicable after the date hereof, but in any event prior to November 30, 2009, Harvest shall apply in a manner reasonably acceptable to the Purchaser pursuant to Section 193 of the ABCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)

for the calling and the holding of the Special Meeting, including the record date for determining the persons to whom notice of the Special Meeting is to be provided and for determining the persons entitled to vote at the Special Meeting;

(b)	that the securities of Harvest for which holders as at the record date established for the Special Meeting shall be entitled to vote on the Special Resolution shall be the Trust Units and Rights;

(c)	that all Securityholders as at the record dates established for the Special Meeting shall be entitled to vote on the Special Resolution as follows:

(i) each Unitholder being entitled to one vote for each Trust Unit held by them on the Special Resolution; and

(ii) each Rightholder being entitled to one vote for each Right held by them on the Special Resolution.

(d)

that the requisite level of approval for the Special Resolution shall be at least two-thirds of the votes cast on the Special Resolution by those Unitholders and Rightholders present in person or represented by proxy and entitled to vote at the Special Meeting, voting together as a single class;

(e)	that, in all other respects, the terms, restrictions and conditions of the Harvest Trust Indenture, including quorum requirements and all other matters, shall apply in respect of the Special Meeting;

(f)	for the grant of the Dissent Rights;

(g)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(h)	that the Special Meeting may be adjourned or postponed from time to time by Harvest with the consent of the Purchaser without the need for additional approval of the Court.

2.3	Final Order

If the Interim Order is obtained and the Special Resolution is passed at the Special Meeting as provided for in the Interim Order and as required by Applicable Law, and subject to the terms of this Agreement, Harvest shall as soon as practicable thereafter but in any event not later than three Business Days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order. Prior to the Effective Date, Harvest shall file with the Registrar, if necessary, a certified copy of the Final Order and such other records and documentation as the Registrar may require in respect of the Arrangement.

2.4	Court Proceedings

The Purchaser and Harvest shall cooperate in seeking the Interim Order and the Final Order, including by the Purchaser providing to Harvest on a timely basis any information required to be supplied by the Purchaser concerning itself in connection therewith. Harvest shall provide legal counsel to the Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and shall give reasonable consideration to all such comments. Harvest shall also provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance and evidence served on Harvest or its legal counsel in respect of the application for the Final Order or any appeal therefrom. Subject to Applicable Laws, Harvest shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require the Purchaser to agree or consent to any increase in the purchase price to be received by Securityholders or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement.

2.5	Plan of Arrangement and Effective Date

The Plan of Arrangement shall be substantially in the form attached to this Agreement as Exhibit “B”, as it may be amended at the reasonable request of the Purchaser to include such terms and conditions as may be determined by the Purchaser, acting reasonably, to be necessary or desirable provided that no such term or condition (i) shall be prejudicial to Harvest or the Securityholders to be bound by the Plan of Arrangement or be inconsistent with the provisions of this Agreement or (ii) creates a reasonable risk of delaying, impairing or impeding in any material respect the receipt of any Required Approval, or the satisfaction of any condition set forth in Article 5 hereof. Subject to the Interim Order, the Final Order and any Applicable Law, Harvest agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 7.2 of this Agreement to add, remove or amend any steps or terms in a manner determined to be necessary or desirable by the Purchaser, acting reasonably, provided that the Plan of Arrangement shall not be amended in any manner which is (i) prejudicial to the Securityholders or other persons to be bound by the Plan of Arrangement or is inconsistent with the provisions of this Agreement or (ii) creates, in the view of Harvest acting reasonably, a reasonable risk of delaying, impairing or impeding in any material respect the receipt of any Required Approval or the satisfaction of any condition set forth in Article 5 hereof. On the fifth Business Day after the last of the conditions set forth in Section 5.1(d), Section 5.1(f) and Section 5.2(d) has been satisfied or, where not prohibited, waived by the applicable Party or Parties in whose favour the condition is (provided, that on the fifth Business Day after such conditions have been satisfied or waived each of the other conditions set forth in Article 5 have also been satisfied or, where not prohibited, waived by the applicable Party or Parties in whose favour the condition is), unless another time or date is agreed to in writing by the Parties, the Parties will complete the Arrangement (the “Effective Date”) and the Arrangement shall become effective at the Effective Time whereupon the steps comprising the Plan of Arrangement will be deemed to occur in the order, at the times, and in the manner set forth therein. The closing of the transactions contemplated hereby will take place at the offices of counsel to Harvest or at such other location as may be agreed upon by the Parties.

The Parties shall use their commercially reasonable efforts to cause the Effective Date to occur on or about December 22, 2009 or as soon thereafter as reasonably practicable and in any event by the Outside Date. The Parties may agree in writing to change the initial Outside Date from January 29, 2010 to a later date, provided that if the Effective Date has not occurred by the Outside Date as a result of the failure to obtain all of the Required Approvals, then either the Purchaser or Harvest may from time to time elect in writing to extend the Outside Date by a specified period of not less than five Business Days, provided that the Party so electing is then in compliance in all material respects with its obligations under this Agreement, the aggregate extensions made by both Parties under this Section 2.5 shall not exceed two months, and provided further that the Outside Date may only be extended if the Party so extending the Outside Date reasonably believes that all of the Required Approvals are capable of being obtained prior to the Outside Date, as it may be so extended.

2.6	Alternative Transaction Structure

At the request of the Purchaser and at its expense, Harvest shall use its commercially reasonable efforts to assist the Purchaser to successfully implement and complete any alternative transaction structure (including, for greater certainty, a take-over bid) whereby the Purchaser (and/or its affiliates) would effectively acquire all the Securities for the consideration and otherwise on economic terms and other terms and conditions having consequences to the Securityholders (as applicable) that, in the view of Harvest acting reasonably, are equivalent to or better than those contemplated by the Arrangement and that does not have materially negative financial, tax or legal consequences for Harvest and the Securityholders (as applicable). The Purchaser shall give written notice to Harvest of any proposed alternative transaction structure in reasonable detail and in sufficient time to implement the alternative transaction before the Outside Date. Harvest shall in no event be obligated to assist in or agree to any such alternative transaction structure that would result in the alternative transaction being completed after the Outside Date. In the event that the transaction structure is modified, the relevant provisions of this Agreement shall be modified as necessary in order that they shall apply with full force and effect, mutatis mutandis, but with the adjustments necessary to reflect the revised transaction structure, and the Parties shall execute and deliver an agreement in writing giving effect to and evidencing such amendments as may be reasonably required as a result of such modifications. The Purchaser agrees to promptly upon notice indemnify and hold Harvest harmless from and against any cost, liability, damages or expense (including in respect of Taxes) incurred, realized or suffered at any time (for greater certainty, before, at or at any time after the Effective Time or effective time of any alternative transaction structure) in respect of any alternative transaction structure, whether or not this Agreement is terminated.

2.7	Pre-Acquisition Reorganizations

Harvest agrees that, upon request by the Purchaser, Harvest shall, and shall cause each of its subsidiaries to, at the expense of the Purchaser, use its commercially reasonable efforts to (i) effect such reorganizations of its corporate structure, capital structure, business, operations and assets as Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”) and (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken. The Purchaser acknowledges and agrees that the Pre-Acquisition Reorganizations shall not (A) delay or prevent consummation of the Arrangement and the transactions contemplated herein or have any adverse effect on Securityholders (as applicable) including with respect to tax consequences, or (B) be considered in determining whether a representation or warranty of Harvest hereunder has been breached. The Purchaser shall provide written notice to Harvest of any proposed Pre-Acquisition Reorganization in sufficient time to implement such Pre-Acquisition Reorganization before the Outside Date. Upon receipt of such notice, the Purchaser and Harvest shall, at the expense of the Purchaser, work cooperatively and use commercially reasonable efforts to prepare prior to the Outside Date all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganizations. The completion of any such Pre-Acquisition Reorganizations shall be subject to the satisfaction or waiver by the Purchaser of the conditions to the Arrangement set forth herein and the Parties shall seek to have any such Pre-Acquisition Reorganization made effective immediately prior to the Effective Time.

2.8	Support Agreements

Harvest shall, concurrent with the execution and delivery to the Purchaser of this Agreement, deliver to the Purchaser a duly executed Support Agreement from each director of Harvest Operations.

2.9	Employee Matters

Subject to completion of the Arrangement, the Purchaser covenants and agrees to cause Harvest to allocate and pay out to employees of Harvest and its subsidiaries bonus amounts in respect of the calendar year ending December 31, 2009 in accordance with Harvest's customary year end bonus practices consistently applied in accordance with prior years (the "Harvest Year End Bonus Arrangements"), particulars of which are set out in the Disclosure Letter.

2.10	Rights

Each Rightholder shall be entitled, in accordance with the applicable Trust Unit Incentive Plan, to exercise its outstanding Rights in connection with the transactions contemplated under this Agreement and holders of Rights shall be entitled to receive a cash payment from Harvest in exchange for the cancellation of such Rights in accordance with the Plan of Arrangement. All Rights outstanding on the Effective Date shall be deemed to be terminated in accordance with the Plan of Arrangement.

ARTICLE 3
COVENANTS

3.1	Covenants of the Purchaser

The Purchaser covenants and agrees that, from the date hereof until the Effective Date or termination of this Agreement in accordance with its terms, except with the prior written consent of Harvest (such consent not to be unreasonably withheld or delayed), or as is otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or as is otherwise required by Applicable Laws:

(a)

the Purchaser shall, in a timely and expeditious manner, take all such steps and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by the Purchaser;

(b)

the Purchaser shall not take any action, refrain from taking any action, or permit any action to be taken which might reasonably be expected to, directly or indirectly, materially interfere or affect the consummation of the Arrangement and the transactions contemplated hereby, or that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(c)

the Purchaser shall promptly notify Harvest in writing of any change in any representation or warranty provided by the Purchaser in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and the Purchaser shall in good faith discuss with Harvest any change in circumstances (actual, anticipated, contemplated, or to the knowledge of the Purchaser, threatened) which is of such a nature that there may be a reasonable question as to whether notice need be given to Harvest under this provision;

(d)

the Purchaser shall ensure that it has available funds or adequate financing arrangements in place to permit the payment of the maximum amount which may be required by this Agreement and the Plan of Arrangement having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(e)

the Purchaser shall use its commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of the Purchaser;

(f)

in a timely and expeditious manner, the Purchaser shall provide to Harvest all information as may be reasonably requested by Harvest or as required by the Interim Order or Applicable Laws with respect to the Purchaser and its affiliates and their respective businesses and properties:

(i)

for inclusion in the Information Circular with respect to the Special Meeting or in any amendments or supplements to such Information Circular complying in all material respects with all Applicable Laws on the date of mailing thereof and shall ensure such information does not contain any Misrepresentation;

	(ii)	required in connection with the matters described in Section 3.3(c) of this Agreement;

(g)

the Purchaser shall make all necessary filings and applications under Applicable Laws, including applicable Securities Laws, required to be made on the part of the Purchaser in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(h)	the Purchaser shall promptly advise Harvest in writing of any breach by the Purchaser of any covenant, obligation or agreement provided by the Purchaser in this Agreement;

(i)

if the Arrangement is completed, the Purchaser shall, provided the Purchaser is able to obtain the same at a cost not exceeding 250% of the annual premium of Harvest's current directors' and officers' insurance policy, obtain and pay for directors' and officers' liability insurance on a "trailing" or "run-off" basis for Harvest's current and former directors and officers (whether such insurance is maintained independently of or included under the Purchaser's directors and officers insurance policy), covering claims made prior to or within six years from the date that the director or officer resigns or is removed as a director or officer of Harvest. Coverage of such directors and officers insurance should be substantially equivalent in scope and coverage to that provided by Harvest's current directors and officers insurance policy; and

(j)

if the Arrangement is completed, the Purchaser agrees that it shall cause each of Harvest and its subsidiaries to fulfill its obligations pursuant to indemnities provided or available to past and present officers and directors of Harvest and its subsidiaries pursuant to the provisions of the articles, bylaws or similar constating documents of Harvest and its subsidiaries, applicable corporate legislation and any written indemnity agreements between any of Harvest or its subsidiaries and its past and present directors and officers in the forms provided to the Purchaser.

3.2	Covenants of Harvest

Harvest covenants and agrees that, from the date hereof until the Effective Date or termination of this Agreement in accordance with its terms, except with the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed), or as is otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or as is otherwise required by Applicable Laws:

(a)

Harvest's affairs and the business of Harvest and each of its subsidiaries shall be conducted only in, and Harvest and its subsidiaries shall not take any action except in, the usual and ordinary course of business consistent with past practices and where Harvest is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property and it shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business, assets and business relationships;

(b)

Harvest shall not directly or indirectly do or permit to occur any of the following: (i) amend the Harvest Trust Indenture; (ii) declare, set aside or pay any distribution or payment (whether in cash, trust units or property) in respect of Trust Units owned by any person provided however that Harvest shall be permitted to pay a distribution of $0.05 per Trust Unit on November 16, 2009 (the "November Distribution") and the distribution reinvestment plan of Harvest may continue to be in effect in respect of such distribution; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Trust Units or securities of any Harvest Subsidiary, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Trust Units or any security of an Harvest Subsidiary, other than Trust Units issuable pursuant to the terms of the Rights or Convertible Debentures and pursuant to the distribution reinvestment plan of Harvest in respect of the November Distribution; (iv) redeem, purchase or otherwise acquire any of its outstanding Trust Units or other securities; (v) split, combine or reclassify Trust Units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Harvest; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)

neither Harvest nor any of its subsidiaries has, other than as disclosed in the Disclosure Letter, and shall not, without prior consultation with and the consent of the Purchaser, such consent not to be unreasonably withheld, directly or indirectly do any of the following: (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $1.0 million; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares, securities or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly owned subsidiaries) or property transfer; (iii) acquire any assets with an acquisition cost which would exceed: (A) $3.0 million individually; or (B) $10.0 million in the aggregate, with the exception of purchases at Crown lease sales and freehold lease acquisitions; (iv) incur any indebtedness for borrowed money except in the ordinary course of business or in excess of existing facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than the Officer Obligations and the arrangements contemplated in Section 2.09 hereof and fees payable to legal advisors in the ordinary course and fees payable to legal and financial advisors in respect of the Arrangement; (v) authorize, recommend or propose any release or relinquishment of any material contract right; (vi) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document: (viii) enter into or terminate any hedges, Swaps or other financial instruments or like transactions (other than in accordance with their terms); (ix) enter into commitments of a capital expenditure nature including Crown lease purchases and freehold lease acquisitions or incur any contingent liability in excess of $3.0 million individually and $10.0 million in the aggregate and in accordance with the 2009 operating budget, copies of which have been made available to the Purchaser (and Harvest shall not amend such budgets); (x) enter into any non-arm's length transactions including with any officers, directors or employees of Harvest or any of its subsidiaries or transfer any property or assets of Harvest or any of its subsidiaries to any employees, except: (i) as may be necessary for the maintenance of existing facilities, machinery and equipment in good operating condition and repair in the ordinary course of business; or (ii) as may be required by law; or (xi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)

except so as to permit the acceleration of the vesting and payment pursuant to the Trust Unit Incentive Plans in connection with this Agreement, neither Harvest nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, trust unit, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, common share incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such Trust Unit Incentive Plan, programs, arrangements or agreements;

(e)

except as contemplated in Section 2.9, Harvest shall not, and shall cause each of its subsidiaries to not, make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof as disclosed in the Disclosure Letter;

(f)	except as contemplated in Section 2.9 or 3.2(e), Harvest shall not, and shall cause each of its subsidiaries to not:

	(i)	grant any officer, director, employee or consultant an increase in compensation in any form;

	(ii)	grant any general salary increase;

	(iii)	take any action with respect to the amendment or grant of any “change of control”, severance or termination pay policies or arrangements for any directors, officers, employees or consultants;

(iv)

adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation or other compensation or other similar plan (or amend any outstanding rights thereunder), or form a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with Applicable Laws or with the existing provisions of any such Trust Unit Incentive Plan, programs, arrangements or agreements; or

	(v)	advance any loan to any officer, director or any other party not at arm's length to Harvest and its subsidiaries;

(g)

Harvest shall use its commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and Harvest will pay all premiums in respect of such insurance policies that become due after the date hereof;

(h)

Harvest shall obtain and deliver to the Purchaser the resignations and releases, in form satisfactory to the Purchaser and Harvest, each acting reasonably, from each member of Board effective as of the Effective Date (to be received in consideration for the Purchaser and Harvest providing industry-standard releases to each such persons (the “Mutual Releases”) which releases shall contain exceptions for amounts or obligations owing to such directors for accrued but unpaid salary, bonus, benefits and other compensation or pursuant to indemnity or directors' and officers' insurance arrangements);

(i)

Harvest shall not take any action, refrain from taking any action, or permit any action to be taken which might reasonably be expected to, directly or indirectly, materially interfere or affect the consummation of the Arrangement and the transactions contemplated hereby, or that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(j)

Harvest shall promptly notify the Purchaser in writing of any facts or state of facts, circumstance, change, effect, occurrence or event that, individually or in the aggregate, is or could reasonably be expected to be, material to the condition (financial or otherwise) business, operations, properties, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities of Harvest and its subsidiaries, taken as a whole, whether contractual or otherwise, or of any change in any representation or warranty provided by Harvest in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Harvest shall in good faith discuss with the Purchaser any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Harvest, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the Purchaser pursuant to this provision;

(k)	Harvest shall promptly advise the Purchaser in writing of any breach by Harvest of any covenant, obligation or agreement provided by Harvest in this Agreement;

(l)

Harvest shall ensure that it has available funds or adequate financing arrangements in place to permit the payment of the maximum amount which may be required by Section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability and/or arrangements to ensure that it is able to pay such amount when required;

(m)

Harvest shall use its commercially reasonable efforts to obtain and maintain all approvals, clearances, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or any third party required in order to consummate the Arrangement and provide the same to the Purchaser on or prior to the Effective Date;

(n)

Harvest shall use its commercially reasonable efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Harvest;

(o)

subject to the terms of this Agreement and the Interim Order, Harvest agrees to convene and conduct the Special Meeting on or before January 15, 2010 in accordance with the Interim Order and Applicable Laws for the purpose of considering the Special Resolution and for any other proper purpose as may be set out in the Information Circular and agreed to by the Purchaser and not to propose to adjourn, postpone or cancel the Special Meeting without the prior written consent of the Purchaser except as required for quorum purposes or by Applicable Law or by a Governmental Authority;

(p)	Harvest shall give notice to the Purchaser of the Special Meeting and allow the Purchaser’s representatives to attend and speak at the Special Meeting;

(q)

promptly after the execution of this Agreement, Harvest shall prepare and complete, in consultation with the Purchaser, the Information Circular together with any other documents required by the ABCA, Securities Laws and other Applicable Laws in connection with the Special Meeting and the Arrangement, and Harvest shall, promptly after obtaining the Interim Order, cause the Information Circular and other documentation required in connection with each of the Special Meeting to be filed and to be sent to each Securityholder and other persons as required by the Interim Order and Applicable Laws, in each case so as to permit the Special Meeting to be held within the time required by Section 3.2(o);

(r)

Harvest shall ensure that the Information Circular complies in all material respects with all Applicable Laws and, without limiting the generality of the foregoing, that the Information Circular will not contain any Misrepresentation and provides Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Purchaser Information in the Information Circular in the form approved by the Purchaser, acting reasonably, and shall include or incorporate by reference, without limitation:

	(i)	any financial statements in respect of prior acquisitions made by Harvest that are required to be included therein in accordance with applicable Canadian Securities Laws;

(ii)

the unanimous determination of the Board that the Arrangement is fair to Unitholders and is in the best interests of Harvest and Unitholders, and include the unanimous recommendation of the Board that Securityholders vote in favour of the Special Resolution; and

	(iii)	the Fairness Opinion;

(s)

the Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Information Circular and other documents related thereto, and reasonable consideration shall be given to any comments made by the Purchaser and its counsel, provided that all information relating to the Purchaser included in the Information Circular shall be in form and content satisfactory to the Purchaser, acting reasonably;

(t)

Harvest shall indemnify and save harmless the Purchaser and the directors and officers of the Purchaser from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which the Purchaser or any director, officer of the Purchaser, may be subject or which the Purchaser or any director or officer of the Purchaser may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)

any Misrepresentation or alleged Misrepresentation contained in the information describing Harvest and its business, operations and affairs and the matters to be considered at the Special Meeting, which is included in the Information Circular or in any material filed by Harvest in compliance or intended compliance with any Applicable Laws;

(ii)

any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a Material Fact or any Misrepresentation or any alleged Misrepresentation in the Information Circular or in any material filed by or on behalf of Harvest in compliance or intended compliance with applicable Canadian Securities Laws, which prevents or restricts the trading in any securities of Harvest; and

	(iii)	Harvest not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Harvest shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any Misrepresentation or alleged Misrepresentation based solely on the Purchaser Information included in the Information Circular;

(u)

except for proxies and other non-substantive communications with Securityholders, Harvest will furnish promptly to the Purchaser or the Purchaser's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Harvest in connection with: (i) the Arrangement; (ii) the Special Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iv) any dealings with Governmental Authorities in connection with the transactions contemplated hereby;

(v)

Harvest shall use commercially reasonable efforts to solicit proxies to be voted at the Special Meeting in favour of matters to be considered at the Special Meeting, including the Special Resolution, including if so requested by the Purchaser, using dealer and proxy solicitation services and cooperating with any persons engaged by the Purchaser to solicit proxies in favour of the approval of the Special Resolution, unless and until the Board has changed its recommendation in accordance with the terms of this Agreement;

(w)

at the reasonable request of the Purchaser from time to time, Harvest shall provide the Purchaser with a list (in both written and electronic form) of the Unitholders and Rightholders together with their addresses and respective holdings of Trust Units, Convertible Debentures and Rights and a list of participants and book based nominee registrants such as CDS & Co. and non-objecting beneficial owners of Trust Units, together with their addresses and respective holdings of Trust Units. Harvest shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Unitholders and Rightholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement to the Unitholders and Rightholders;

(x)

Harvest shall make all necessary filings and applications under Applicable Laws, including applicable Securities Laws, required to be made on the part of Harvest in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws; and

(y)

Harvest shall promptly advise the Purchaser of the number of Securities for which Harvest receives notices of dissent or written objections to the Arrangement and provide the Purchaser with copies of such notices and written objections, and subject to Applicable Laws, shall provide the Purchaser with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of Harvest to any Unitholder exercising or purporting to exercise Dissent Rights in relation to the Special Resolution and reasonable consideration shall be given to any comments made by the Purchaser and its counsel prior to sending any such written communications. Harvest shall not settle any claims with respect to Dissent Rights without the prior written consent of the Purchaser (which consent may be withheld in the Purchaser’s sole and absolute discretion).

3.3	Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of the Purchaser and Harvest will use its commercially reasonable efforts to, as soon as practicable, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using commercially reasonable efforts:

(a)

to obtain all Regulatory Approvals (including all Required Approvals) and all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts, including those Regulatory Approvals, waivers, consents and approvals that are Required Approvals;

(b)

to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby; and

(c)

to effect all necessary registrations and filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement, and to obtain all necessary waivers, consents and approvals required to be obtained by it in connection with the Arrangement, the failure of which to obtain would render completion of the Arrangement unlawful, and each of the Parties will use its commercially reasonable efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, assisting with the preparation and filing of any applications and procuring the cooperation, involvement and attendance of representatives of senior management in connection with all of the foregoing, and each of the Purchaser and Harvest will use its commercially reasonable efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of the Purchaser and Harvest, subject in all cases to the Confidentiality Agreement.

3.4	Harvest Covenants Regarding Non-Solicitation

(a)

Harvest shall immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any advisors, representatives, agents or other parties on its behalf) with any parties (other than the Purchaser) with respect to any proposal that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal. Without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), Harvest shall not, and shall cause its subsidiaries not to, modify or release any third party from any existing confidentiality agreement (including, for greater certainty, any existing standstill provisions). Harvest represents and warrants that it has not waived any standstill provisions contained in a confidentiality agreement or otherwise for any person, other than for the Purchaser. Harvest shall promptly request the return or destruction of all information provided to any third party which, at any time since January 1, 2008, has entered into a confidentiality agreement with Harvest relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreements. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 3.4(a) by Harvest, its subsidiaries or their respective officers, directors, employees, representatives and agents shall be deemed to be a breach of this Section 3.4(a) by Harvest.

(b)

Harvest shall not directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)

solicit, assist, initiate, encourage or in any way facilitate (including by way of furnishing information, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal or inquiries, proposals or offers regarding any Acquisition Proposal;

(ii)

enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii)

waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

	(iv)	accept, recommend, approve, agree to, endorse, or propose publicly to accept, recommend, approve, agree to, or endorse any Acquisition Proposal or agreement in respect thereto;

provided, however, that notwithstanding any other provision hereof, Harvest and its officers, directors and advisers may prior to the Special Meeting:

(v)

enter into or participate in any discussions or negotiations with a third party (including any person who entered into a confidentiality agreement with Harvest and was granted access to non-public information relating to Harvest, in each case, prior to the date of this Agreement) who seeks to initiate such discussions or negotiations with Harvest that do not result from a breach of this Section 3.4, and, subject to execution of a confidentiality and standstill agreement in favour of Harvest on terms substantially similar to those contained in the Confidentiality Agreement (provided that such confidentiality agreement may specifically release such person from a standstill restriction which is then in effect (whenever entered into) to make a Superior Proposal in accordance with the provisions of this Agreement and further provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Purchaser as set out below), may furnish to such third party information concerning Harvest and its business, properties and assets, in each case if, and only to the extent that:

		(A)	the third party has first made a written bona fide Acquisition Proposal which the Board determines in good faith, if consummated in accordance with its terms, would be a Superior Proposal; and

(B)

prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Harvest provides notice to the Purchaser to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person together with a copy of the confidentiality agreement referenced above and, if not previously provided to the Purchaser, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Harvest shall notify the Purchaser orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to the Purchaser, copies of all information provided to such party and all other information reasonably requested by the Purchaser), within 24 hours of the receipt thereof, shall keep the Purchaser informed of the status and details of any such inquiry, offer or proposal and answer the Purchaser's reasonable questions with respect thereto; and

(vi)

accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement to the extent required under Section 3.4(d) of this Agreement and after receiving the advice of outside counsel that the taking of such action is necessary for the Board to discharge its fiduciary duties under Applicable Laws and the Harvest Trust Indenture and Harvest complies with its obligations set forth in Section 3.4(d) and terminates this Agreement in accordance with Section 8.1(c) and concurrently therewith pays the amount required by Section 6.1 to the Purchaser.

(c)

Harvest shall promptly (and in any event within 24 hours) notify the Purchaser (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to Harvest, its subsidiaries or assets, or any amendments to the foregoing. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) which has been received or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the person making any inquiry, proposal, offer or request. Harvest shall also provide such further and other details of the Acquisition Proposal or any amendment thereto as the Purchaser may reasonably request. Harvest shall keep the Purchaser promptly and fully informed of the status, including any change to material terms, of any Acquisition Proposal or any amendment thereto, shall respond promptly to all inquiries by the Purchaser with respect thereto, and shall provide the Purchaser copies of all material correspondence and other written material sent to or provided to Harvest by any person in connection with such inquiry, proposal, offer or request or sent or provided by Harvest to any person in connection with such inquiry, proposal, offer or request.

(d)

Following receipt of an Acquisition Proposal that constitutes a Superior Proposal, Harvest shall give the Purchaser, orally and in writing, notice of any decision by the Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall set out the Board's reasonable determination of the financial value of the consideration offered by such third party to Unitholders under such Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During the 5 Business Days period commencing on delivery of such notice, Harvest agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. If the Board makes such a determination, then, during such 5 Business Days period, Harvest shall, and shall cause its financial and legal advisors to, negotiate in good faith with the Purchaser and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Harvest to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Purchaser proposes to amend this Agreement and the Arrangement to provide the Unitholders with a value per Trust Unit equal to or having a value greater than the value per Trust Unit provided in the Superior Proposal and so advises the Board, in writing, prior to the expiry of such 5 Business Days period, the Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(e)	Harvest shall reaffirm its recommendation of the transaction to be effected by the Arrangement by press release promptly in the event that:

	(i)	any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal; or

	(ii)	the Parties have entered into an amended Agreement pursuant to Section 3.4(d) which results in any Acquisition Proposal not being a Superior Proposal.

(f)

The Purchaser agrees that all information that may be provided to it by Harvest with respect to any Acquisition Proposal pursuant to this Section 3.4 shall be subject to the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce their rights under this Agreement in legal proceedings.

(g)

Harvest shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4 and shall be responsible for any breach of this Section 3.4 by any of them.

(h)

Nothing in this Agreement shall prevent the Board from complying with Section 2.17 of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under applicable Canadian Securities Laws (if applicable) relating to the provision of directors' circulars in respect of an Acquisition Proposal that is not a Superior Proposal.

3.5	Provision of Information; Access

Immediately upon acceptance of this Agreement, Harvest shall provide to the Purchaser information, subject to the existing confidentiality restrictions pursuant to the Confidentiality Agreement, to enable the Purchaser to quickly and efficiently integrate the business and affairs of Harvest with the Purchaser at the Effective Time and Harvest shall permit:

(a)

the Purchaser and its representatives to have reasonable access to Harvest's premises, field operations, records, computer systems, properties, books, contracts, records, employees and management personnel;

(b)	the Purchaser and its representatives reasonable access to interview employees of Harvest for the purpose of determining which employees will be retained after the Effective Time; and

(c)	the Purchaser and its representatives to be informed of the operations of Harvest to ensure there is compliance with this Agreement.

It is acknowledged that the purpose of this clause is to permit the Purchaser to be in a position to expeditiously integrate the business and operations of Harvest with that of the Purchaser immediately upon but not prior to, the Effective Time without causing any unreasonable disruptions to Harvest's business or operations prior to the Effective Time.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the Purchaser

As of the date hereof, the Purchaser hereby represents and warrants to Harvest as follows, and acknowledges that Harvest is each relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)

Organization and Qualification: The Purchaser is a corporation duly organized and validly existing under the laws of the Republic of Korea and has the requisite corporate power and authority to own its properties and assets and carry on its business as it is now being conducted.

(b)

Authority Relative to this Agreement: The Purchaser has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby will, subject to satisfaction of the condition set forth in Section 5.1(a), be duly authorized by its board of directors and no other corporate proceedings on its part are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c)	No Violations:

(i)

Subject to satisfaction of the condition set forth in Section 5.1(a), neither the execution and delivery of this Agreement by the Purchaser, the consummation by it of the transactions contemplated hereby nor compliance by the Purchaser with any of the provisions hereof will: (A) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Purchaser or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles, bylaws or other charter documents of the Purchaser or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Permit, contract or other instrument or obligation to which the Purchaser or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Purchaser or any of its subsidiaries is bound; or (B) subject to compliance with the statutes, rules and orders referred to in paragraph (c)(ii) below, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Purchaser or any of its subsidiaries (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not (individually or in the aggregate) have any material adverse effect on the business, affairs, operations, assets, prospects or financial condition of the Purchaser and its subsidiaries, taken as a whole, or materially impede or delay completion of the Arrangement or materially adversely affect the ability of the Purchaser to consummate the transactions contemplated hereby).

(ii)

Subject to satisfaction of the condition set forth in Section 5.1(a) and other than in connection with or in compliance with the provisions of Securities Laws, the Investment Canada Act (Canada), the Competition Act (Canada), the rules of the Toronto Stock Exchange and the New York Stock Exchange, any pre-merger notification statutes, any approvals required by the Interim Order and the terms of the Final Order : (A) there is no legal impediment to the Purchaser's consummation of the transactions contemplated by this Agreement; and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Authority is necessary by the Purchaser in connection with the consummation of the transactions contemplated hereby, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not (individually or in the aggregate) materially impede or delay completion of the Arrangement or materially adversely affect the ability of the Purchaser to consummate the transactions contemplated hereby.

(d)	Funds Available: At the Effective Time, the Purchaser will have made adequate financial arrangements to ensure that sufficient funds are available to pay for all Trust Units to be acquired by the Purchaser pursuant to the Arrangement.

4.2	Representations and Warranties of Harvest

As of the date hereof, Harvest hereby represents and warrants to the Purchaser as follows, and acknowledges that the Purchaser is relying upon these representations and warranties in connection with the entering into of this Agreement.

(a)

Organization and Qualification: Harvest is a trust duly organized and validly existing under the laws of Alberta and has the requisite trust power and authority to own its properties and assets and to carry on its business as it is now being conducted. Each of the Harvest Subsidiaries is a corporation, partnership or trust duly organized and validly subsisting under the laws of the jurisdiction of its incorporation or a partnership or trust duly constituted, as the case may be, and has the requisite corporate, partnership or trust power and authority to own its properties and assets and to carry on its business as now being conducted. Harvest and each Harvest Subsidiary is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on the business, affairs, operations, assets, prospects or financial condition of Harvest and the Harvest Subsidiaries, taken as a whole.

(b)

Authority Relative to this Agreement: Harvest has the requisite trust authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board, and no other trust proceedings on the part of Harvest or corporate proceeding on the part of Harvest Operations are necessary to authorize this Agreement and the transactions contemplated hereby (other than the Special Resolution). This Agreement has been duly executed and delivered by Harvest and constitutes a legal, valid and binding obligation of Harvest enforceable against Harvest in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c)	No Violations:

(i)

Except as set out in the Disclosure Letter, neither the execution and delivery of this Agreement by Harvest, the consummation of the transactions contemplated hereby nor compliance by Harvest with any of the provisions hereof will: (A) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Harvest or any of the Harvest Subsidiaries under, any of the terms, conditions or provisions of (x) the Harvest Trust Indenture or the articles, bylaws or other charter documents of any Harvest Subsidiary or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Permit, contract or other instrument or obligation to which Harvest or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Harvest or any of its subsidiaries is bound; or (B) subject to compliance with the statutes, rules and orders referred to in paragraph (c)(ii) below, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Harvest or any of its subsidiaries (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not (individually or in the aggregate) have any material adverse effect on the business, affairs, operations, assets, prospects or financial condition of Harvest and its subsidiaries, taken as a whole, or materially impede or delay completion of the Arrangement or materially adversely affect the ability of Harvest to consummate the transactions contemplated hereby).

(ii)

Other than in connection with or in compliance with the provisions of Securities Laws, the Investment Canada Act (Canada), the Competition Act (Canada), the rules of the Toronto Stock Exchange and the New York Stock Exchange, any pre-merger notification statutes, any approvals required by the Interim Order and the terms of the Final Order: (A) there is no legal impediment to Harvest's consummation of the transactions contemplated by this Agreement; and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Authority is necessary by Harvest in connection with the consummation of the transactions contemplated hereby, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not (individually or in the aggregate) materially impede or delay completion of the Arrangement or materially adversely affect the ability of Harvest to consummate the transactions contemplated hereby.

(d)

Capitalization: As of the date hereof, the authorized capital of Harvest consists of an unlimited number of Trust Units and an unlimited number of Special Trust Units. As of the date hereof, 182,260,647 Trust Units are issued and outstanding and no Special Trust Units are outstanding. As of the date hereof, Rights to acquire an aggregate of 7,603,973 Trust Units have been granted and are unexercised under the Trust Unit Rights Incentive Plan, Unit Awards to acquire an aggregate of 653,146 Trust Units under the Unit Award Plan and 28,581,033 Trust Units have been reserved for issuance under the outstanding Convertible Debentures. Except as set forth above, there are no securities of Harvest outstanding and no rights, options, warrants, entitlements, privileges, understandings, agreements or commitments of any character whatsoever (contingent or otherwise) requiring or capable of requiring the issuance, sale or transfer by Harvest of any Trust Units or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any Trust Units, nor are there any outstanding appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Harvest. All outstanding Trust Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Trust Units issuable upon exercise of outstanding Rights or Unit Awards in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(e)	No Material Adverse Change: Since December 31, 2008, there has been no Material Adverse Change.

(f)

Conduct of Business: Except as disclosed in the Public Record, since December 31, 2008, neither Harvest nor any of its subsidiaries has taken any action that would be in violation of Section 3.2 if such provision had been in effect since such date, other than actions that would not (individually or in the aggregate) have a material adverse effect on the business, affairs, operations, assets, prospects or financial condition of Harvest and its subsidiaries, taken as a whole, or would materially adversely affect the ability of Harvest to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(g)	Financial and Other Reports:

(i)

Harvest has heretofore delivered to the Purchaser true and complete copies of: (A) Harvest's 2008 Annual Information Form, Harvest's Information Circular relating to its 2009 annual meeting of Unitholders and interim reports for the periods ending March 31, 2009 and June 30, 2009; (B) all prospectuses or other offering documents used by Harvest in the offering of its securities or filed with Securities Authorities since December 31, 2008; (C) the consolidated audited financial statements of Harvest dated December 31, 2008; and (D) the "North Atlantic Confidential Offering Memorandum" dated August 2008. As of their respective dates, such forms, statements, prospectuses and other offering documents (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and complied in all material respects with all Applicable Laws. The audited financial statements and unaudited interim financial statements of Harvest and its consolidated subsidiaries publicly issued by Harvest, previously delivered to the Purchaser, or included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Harvest's external auditors, or (y) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present the consolidated financial position, results of operations and changes in financial position of Harvest and its consolidated subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Harvest on a consolidated basis. Since January 1, 2007, there has been no material change in Harvest's accounting policies except as disclosed in such financial statements.

(ii)

Harvest will deliver to the Purchaser as soon as they become available true and complete copies of any report or statement filed by it with Securities Authorities subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Purchaser, as to which Harvest makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and will comply in all material respects with all Applicable Laws. The consolidated financial statements of Harvest issued by Harvest or to be included in such reports and statements (excluding any information therein provided by the Purchaser, as to which Harvest makes no representation) will be prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Harvest's external auditors; or (y) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements), and will present fairly the consolidated financial position, results of operations and changes in financial position of Harvest as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and will reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Harvest on a consolidated basis.

(h)

Subsidiaries: Except as set forth in the Disclosure Letter, all of the outstanding shares, units, partnership interests or other ownership interests of the Harvest Subsidiaries are beneficially wholly-owned, directly or indirectly, by Harvest with valid and marketable title thereto, free and clear of any and all liens, charges, security interests, adverse claims, encumbrances and demands of any nature or kind whatsoever, and there are no rights, options, warrants, entitlements, privileges, understandings, agreements or commitments of any character whatsoever (contingent or otherwise) requiring or capable of requiring the issuance, sale or transfer to any person of any shares, units, partnership interests or other ownership interests in any Harvest Subsidiary. The Harvest Subsidiaries are the only material subsidiaries of Harvest.

(i)

Compliance with Applicable Laws: Harvest and each of its subsidiaries has complied with and is in compliance with all Applicable Laws applicable to the ownership of its properties and assets and the operation of its business, except where such non-compliance would not (individually or in the aggregate) have a material adverse effect on the business, affairs, operations, assets, prospects or financial condition of Harvest and its subsidiaries, taken as a whole, or would materially adversely affect the ability of Harvest to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(j)

Material Agreements: There are no agreements material to the conduct of Harvest's and its subsidiaries' businesses except land contracts entered into in the ordinary course of business, construction, ownership and operation agreements entered into in the ordinary course of business, and the agreements set forth in the Disclosure Letter, and all such agreements are valid and subsisting and Harvest or its subsidiary, as applicable, is not in material default under any such agreements.

(k)

Disclosure: Harvest has disclosed to the Purchaser in the Disclosure Letter any information regarding any event, circumstance or action taken or failed to be taken which could reasonably be expected to materially adversely affect the business, affairs, operations, assets, prospects, capitalization, financial condition, rights or liabilities of or relating to Harvest and its subsidiaries, taken as a whole. To the best of Harvest's knowledge, none of the information delivered to the Purchaser prior to the date hereof and as modified or supplemented from time to time prior to the date hereof is, taken as a whole, misleading or incorrect in any material respect in light of the circumstances under which it was delivered, excluding all financial projections concerning Harvest and its subsidiaries.

(l)

Employment Agreements: Except as set forth in the Disclosure Letter, neither Harvest nor any of its subsidiaries is a party to any written employment or consulting agreement or any verbal employment or consulting agreement with a term of more than one year or any written agreement which provides for a payment by Harvest or any subsidiary on a change of control of Harvest or severance of employment.

(m)

Employee Benefit Plans: Neither Harvest nor any of its subsidiaries has any employee benefit plans other than: (i) the Trust Unit Rights Incentive Plan; (ii) the Unit Award Plan; (iii) the Harvest Year End Bonus Arrangements; (iv) the pension plan of one of the Harvest Subsidiaries identified in the notes to the Harvest 2008 financial statements; and (v) existing health, dental, vision and short and long term disability plans, life insurance and accidental death and dismemberment of general application and agreements and commitments contemplated by the Officer Obligations as set out in the Disclosure Letter or disclosed to the Purchaser by Harvest prior to the date hereof. Neither Harvest nor any of its subsidiaries has made any promises or commitments with respect to increased benefits under any such plans. All contributions (including premiums) required by law or contract to have been paid or accrued, under or with respect to such plans, have been paid or accrued, as the case may be, except where failure to make any such contribution would not constitute a Material Adverse Change.

(n)

Books and Records: The corporate records and minute books of Harvest and each of its subsidiaries have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects. Without limiting the generality of the foregoing, the minute books for Harvest and each of its subsidiaries contain full, true and correct copies of the constating documents of Harvest or the subsidiary, as applicable, and contain copies of all minutes of all meetings and all consent resolutions of the directors, committees of the directors and shareholders of Harvest or the subsidiary, as applicable, and all such meetings were duly called, properly held and all such consent resolutions were properly adopted. The books of account and all other records of Harvest and each of its subsidiaries fairly disclose in all material respects the financial position of Harvest and the subsidiary, as applicable, and all material financial transactions relating to the businesses carried on by Harvest and its subsidiaries have been accurately recorded in all material respects in such books and such books have been maintained in accordance with prudent business practices in all material respects.

(o)

Litigation, etc.: There are, at the date hereof, no actions, suits, claims, investigations or proceedings pending, or to the knowledge of Harvest threatened, affecting Harvest or any subsidiary or any of their respective properties or assets before or by any Governmental Authority, which action, suit, claim, investigation or proceeding involves a possibility of any judgment against or liability of Harvest or any of its subsidiaries or other person which, if successful, would (individually or in the aggregate) have a material adverse effect on the business, affairs, operations, assets, prospects or financial condition of Harvest and its subsidiaries, taken as a whole, or would materially impede or delay completion of the Arrangement or materially adversely affect the ability of Harvest or the Purchaser to consummate the transactions contemplated hereby, nor is Harvest aware of any basis for any such action, suit, claim, investigation or proceeding.

(p)

Environmental Matters: Harvest has made available to the Purchaser all material environmental reports, assessments, records, agreements or correspondence relating to environmental matters. Except to the extent that any violation or other matter referred to in this subparagraph does not constitute a Material Adverse Change:

	(i)	neither Harvest nor any of its subsidiaries is in violation of any Environmental Laws;

(ii)

Harvest and its subsidiaries have operated their business at all times, and has generated, received, handled, used, stored, treated, shipped, recycled and disposed of all Hazardous Substances, in compliance with Environmental Laws;

(iii)

there have been no spills, releases, deposits or discharges of Hazardous Substances into the earth, the air or any body of water (or any municipal or other sewer or drain water systems) by Harvest or any of its subsidiaries, or on or underneath any location which is or was currently or formerly owned, leased or otherwise operated by any of Harvest or any of its subsidiaries, that have not been fully remediated;

(iv)

no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Harvest or any of its subsidiaries of which Harvest or any such subsidiary has notice;

	(v)	neither Harvest nor any of its subsidiaries has failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported under any Environmental Laws; and

(vi)

neither Harvest nor any of its subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or any Permits granted thereunder.

(q)	Tax Matters:

(i)

All Tax Returns required to be filed by or on behalf of Harvest and each of its subsidiaries have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Harvest or any of its subsidiaries with respect to items or periods covered by such Tax Returns. No jurisdiction where Harvest or any of its subsidiaries does not file Tax Returns has asserted that Harvest or such subsidiaries are liable to file Tax Returns in that jurisdiction.

(ii)

Harvest and each Harvest Subsidiary has charged, collected or withheld as required by law and duly remitted on a timely basis all Taxes, withholdings, deductions, levies or other amounts which it is required to charge, collect, withhold or remit, including remittances with respect to income tax, withholding tax, goods and services tax, sales tax and employee source deductions. All instalments on account of Taxes due and payable with respect to periods ending on or before the Effective Date have been paid by Harvest and each of its subsidiaries.

(iii)

Harvest and each of its subsidiaries has paid all Taxes required to be paid on or prior to the date hereof and provided adequate accruals in its financial statements for any other applicable Taxes in conformity with GAAP. The Taxes payable by Harvest and its subsidiaries for the period after the date hereof and until the Effective Time will be comprised solely of Taxes payable in the ordinary course of Harvest and its subsidiaries’ business activities.

(iv)

For all periods ending on and after December 31, 2004, the Purchaser has been furnished by Harvest true and complete copies of: (i) material portions of income tax audit reports, correspondence, statements of deficiencies, appeal documents and representations, and closing or other agreements received by Harvest and its subsidiaries or on behalf of Harvest and its subsidiaries relating to Taxes; and (ii) all material federal, provincial, state, local or foreign Tax Returns for Harvest and its subsidiaries.

(v)

No material deficiencies exist or have been asserted with respect to Taxes of Harvest or its subsidiaries. Except as set out in the Disclosure Letter, neither Harvest nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to Harvest's knowledge threatened against Harvest or any of its subsidiaries or any of their respective assets and there is no audit in process, pending or, to the knowledge of Harvest and any of its subsidiaries, threatened by a governmental or taxing authority relating to the Tax Returns of Harvest and/or any of its subsidiaries. Except as set out in the Disclosure Letter, no waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Harvest or its subsidiaries. There are no contingent tax liabilities or any grounds which could reasonably be expected to prompt an assessment or reassessment of Harvest or any of its subsidiaries.

(vi)

Except as set out in the Disclosure Letter, Harvest has provided adequate accruals in its financial statements for the year ended December 31, 2008 (or, in either case, such amounts are fully funded) for all pension or other employee benefit obligations of Harvest or any of its subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Harvest or any of its subsidiaries.

	(vii)	Each of the tax pool balances in respect of Harvest and its subsidiaries are, and will be at the Effective Time, not less than those respective balances set out in the Disclosure Letter.

	(viii)	Harvest is, and has been at all material times, a "mutual fund trust" for purposes of the Income Tax Act (Canada).

	(ix)	Each of Breeze Trust No. 1, Breeze Trust No. 2 and Viking Energy Royalty Trust is, and has been at all material times, a “unit trust” for purposes of the Income Tax Act (Canada).

(x)

Harvest and each of the Harvest Subsidiaries is, and has been at material times, registered for purposes goods and services tax under the Excise Tax Act (Canada). Harvest and each of its subsidiaries is and has been registered for provincial sales tax with the applicable Governmental Authorities at all times when required by Applicable Law.

(r)

Securities Law Matters: Harvest is a "reporting issuer" in material compliance with all applicable securities laws of each of the provinces of Canada, and the Trust Units are only listed on the Toronto Stock Exchange and the New York Stock Exchange. None of the subsidiaries of Harvest is a "reporting issuer" or the equivalent under the securities laws of any jurisdiction. Harvest is a "foreign private issuer" within the meaning of Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended.

(s)

Distributions: Except as set out in the Disclosure Letter, Harvest made cash distributions to its Unitholders (excluding amounts distributed upon a redemption of Trust Units) in its 2003 through 2006 taxation years in excess of the amount required to be distributed by Harvest pursuant to the Harvest Trust Indenture with respect to income earned by Harvest in that period, including income that was or may be allocated to Harvest as a beneficiary of a Harvest Subsidiary, and including amounts that would have been included in Harvest income, directly or as a consequences of being the beneficiary of a Harvest Subsidiary, on the assumption that all amounts that would be, or have been, added to Harvest's income or the Harvest Subsidiary’s income, for each such taxation year, as a consequences of adjustments made or proposed to be made by the Canada Revenue Agency in that taxation year or in other taxation years during that period were added to Harvest's income. There is no basis for the Canada Revenue Agency to make increase Harvest's income in taxation years after 2006.

(t)

Debt and Working Capital: As at September 30, 2009: (i) Harvest's consolidated debt (other than trade debt) did not exceed $2.247 billion; and (ii) Harvest's working capital surplus was not less than $44 million (excluding hedging assets and liabilities and the consolidated debt referred to in clause (i) of this paragraph).

(u)

Confidentiality Agreements: All agreements entered into by Harvest or any Harvest Subsidiary with persons other than the Purchaser regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Harvest (including by way of asset sale) or any merger, arrangement, amalgamation, combination, reorganization of Harvest with or into another person are in substantially the form of the Confidentiality Agreement. Harvest has not negotiated any Take-over Proposal with any person who has not entered into such a confidentiality agreement. Neither Harvest nor any Harvest Subsidiary has waived or released any person from the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by Harvest or any Harvest Subsidiary, as applicable.

(v)

Insurance: Policies of insurance in force as of the date hereof naming Harvest or any of its subsidiaries as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Harvest and its subsidiaries. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the Arrangement or the transactions contemplated hereby or thereby.

(w)

Unitholders Rights Plan: There is not in force or effect with respect to Harvest any unitholders rights protection plan or similar plan, program or arrangement that will or may trigger any rights to acquire Trust Units or any other securities of Harvest or any of its subsidiaries upon or as a direct or indirect consequence of the entering into of this Agreement or the consummation of the transactions contemplated hereby.

(x)

No Material Undisclosed Liabilities: Neither Harvest nor any of its subsidiaries has any material liabilities of any nature (absolute, accrued, contingent or otherwise) except: (i) those disclosed or reflected in the audited consolidated financial statements of Harvest as at December 31, 2008 or the unaudited consolidated financial statements of Harvest as at June 30, 2009; (ii) those incurred in the ordinary course of business and consistent with past practice and not required under GAAP to be set forth in such financial statements of Harvest; (iii) those incurred pursuant to the terms of this Agreement; and (iv) as set out in the Disclosure Letter.

(y)

Impairment: The entering into or performance of this Agreement, the completion of the Arrangement, and the consummation of the transactions contemplated hereby and thereby will not result in a Material Adverse Change.

(z)	Officer Obligations: The Officer Obligations do not exceed, in the aggregate, $5 million.

(aa)

Financial Advisor: Neither Harvest nor any of its subsidiaries has retained any financial advisor, broker, agent or finder or paid, or agreed to pay any financial advisor, broker, agent or finder on account of or in connection with this Agreement, any transaction contemplated hereby or any transaction ongoing or contemplated, except TD Securities Inc. has been retained as Harvest's financial advisor in connection with certain matters including the transactions contemplated hereby. The total obligation of Harvest to such financial advisors is set forth in the Disclosure Letter. After the payment of the financial obligations to TD Securities Inc. as set forth in the Disclosure Letter, neither Harvest nor any of its affiliates will have any continuing obligations to TD Securities Inc. other than those related to indemnification, confidentiality and the payment of expenses as provided in the agreement between Harvest and TD Securities Inc. dated October 20, 2009 a true and complete copy of which has been provided to the Purchaser.

(bb)	Off Balance Sheet Arrangements: None of Harvest and its subsidiaries is a party to any off-balance sheet arrangements as that term is understood under GAAP.

(cc)

Permits: Each of Harvest and its subsidiaries owns, possesses or has obtained, and is in compliance in all material respects with, all Permits necessary to conduct its businesses as now conducted or as proposed to be conducted, other than those the failure of which to own, possess, obtain or be in compliance with would not (individually or in the aggregate) result in a Material Adverse Change. No suspension or cancellation of any such Permits, or proposal to make any of such Permits subject to limitations or conditions, is pending, or to the knowledge of Harvest threatened, except where the suspension or cancellation or the making subject to limitations or conditions would not (individually or in the aggregate) result in a Material Adverse Change.

(dd)

Reserves: Harvest made available to GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., prior to the issuance of the evaluation reports of such firms evaluating Harvest's crude oil and natural gas reserves as of December 31, 2008 as disclosed in the Public Record, all material information relating to the Project, including all information requested by GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., respectively, for the purposes of preparing their reports. All information made available by Harvest to GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., respectively, was accurate and correct in all material respects and did not omit any information necessary to make any information provided not misleading, and there has been no Material Adverse Change in any of the information provided since the date provided.

(ee)

Non-Arm's Length Transactions: There are no current contracts, commitments, agreements, arrangements or other transactions between Harvest or any of its subsidiaries on the one hand, and any officer or director of Harvest or any of its subsidiaries or any associate or affiliate of any such officer or director, on the other hand except for employment agreements, agreements and arrangements respecting director compensation and agreements and arrangements respecting the ownership of securities of Harvest.

(ff)

Collective Bargaining Matters: Except as set out in the Disclosure Letter, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of Harvest or any of its subsidiaries by way of certification, interim certification, voluntary recognition, designation or successor rights, or to the knowledge of Harvest has attempted to acquire such rights, or has applied to have Harvest or any of its subsidiaries declared a related employer or successor employer pursuant to applicable labour legislation. Neither Harvest nor any of its subsidiaries has engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other material labour dispute is occurring or has occurred during the past two years. To Harvest's knowledge, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to the Harvest or any of its subsidiaries. Neither Harvest nor any of its subsidiaries has engaged in any closing or lay-off activities within the past two years that would violate or in any way subject Harvest or any of its subsidiaries to group termination or lay-off requirements of Applicable Laws.

(gg)

Fairness Opinion. The board of directors of Harvest Operations has received a verbal Fairness Opinion to the effect that, as of the date of this Agreement, the consideration to be received by Unitholders under the Arrangement for their Trust Units is fair, from a financial point of view, to the Unitholders.

(hh)

Board Approval: The board of directors of Harvest Operations has unanimously approved the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Harvest and the Unitholders, has unanimously determined that the Arrangement is fair to the Unitholders, and has unanimously resolved to recommend approval of the Arrangement by the Unitholders.

(ii)

Corrupt Practices. There have been no actions taken or omissions made by or on behalf of Harvest or any of its subsidiaries which are in violation of the Foreign Corrupt Practices Act (United States) or the

Corruption of Foreign Public Officials Act (Canada).

(jj)

Conduct of Business: Since December 31, 2008, Harvest and its subsidiaries have conducted and are conducting their business substantially in accordance with good oilfield and environmental practices and in compliance in all material respects with all Applicable Laws and applicable Permits in each jurisdiction in which they carry on business.

(kk)	Petroleum and Natural Gas Rights:

(i)

Although it does not warrant title to the Petroleum and Natural Gas Rights, Harvest does represent and warrant that none of Harvest or any of its subsidiaries has committed any act that would result in any of the Petroleum and Natural Gas Rights being cancelled, and that the Petroleum and Natural Gas Rights are free and clear of all Encumbrances or other interests created by, through or under Harvest or any of its subsidiaries, except for the Permitted Encumbrances.

(ii)

Subject to the rents, covenants and conditions of the Leases to be paid, performed and observed by the lessee and the Permitted Encumbrances, Harvest and its subsidiaries, as applicable, may hold the Petroleum and Natural Gas Rights for the remainder of the terms of the Leases, and all renewals or extensions of them, for its own benefit without interruption by any person claiming by, through or under Harvest or any of its subsidiaries

(ll)

No Net Profits or Other Interests: No officer, director or employee or any person not dealing at arm's length with Harvest or, to Harvest's knowledge, any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest or any other encumbrances or claims of any nature whatsoever which are based on production from the Properties or any revenue or rights attributed thereto.

(mm)	Production Allowables and Production Penalties:

(i)

None of the Wells has been produced in excess of applicable production allowables imposed by any Applicable Laws or any Governmental Authority, and to Harvest's knowledge there are no impending changes in production allowables imposed by any Applicable Laws or any Governmental Authority that may be applicable to any such Wells, other than changes of general application in the jurisdiction in which the Wells are situate.

(ii)

Neither Harvest nor any of its subsidiaries has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy Resources Conservation Board, or any predecessor or successor thereto, and, to Harvest's knowledge, none of the Wells is subject to any such penalty or restriction.

(nn)

Outstanding AFEs: The aggregate amount of outstanding authorizations for expenditure pertaining to the Properties and any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of the Properties as at the date hereof does not exceed $50 million.

(oo)	Take or Pay Obligations: Except as set out in the Disclosure Letter, neither Harvest nor any of its subsidiaries has any take or pay obligations of any kind or nature whatsoever.

(pp)

Operation and Condition of Wells: All of the Wells for which Harvest or any of its subsidiaries: (i) was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws; and (ii) was not or is not operator have, to Harvest's knowledge, been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws.

(qq)

Operation and Condition of Tangibles: The Tangibles used or intended for use in connection with the Properties for which Harvest or any of its subsidiaries has been operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which Harvest or any of its subsidiaries was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business.

4.3

Privacy Issues

(a)	For the purposes of this Section 4.3, "Transferred Information" means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents ("Recipient") by or on behalf of the Other Party ("Disclosing Party") as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.

(b)	Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Applicable Laws, obtained the consent of such individual to such use or disclosure.

(c)	In addition to its other obligations hereunder, Recipient covenants and agrees to:

	(i)	prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;

	(ii)	after the completion of the transactions contemplated herein;

		(A)	collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (I) the Disclosing Party or Recipient have first notified such individual of such additional purpose, and where required by Applicable Laws, obtained the consent of such individual to such additional purpose, or (II) such use or disclosure is permitted or authorized by Applicable Laws, without notice to, or consent from, such individual; and

		(B)	where required by Applicable Laws, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient;

	(iii)	return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and

	(iv)	notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Laws, obtained the individual's consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Applicable Laws.

ARTICLE 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	the board of directors of the Purchaser shall have approved this Agreement and the transactions contemplated hereby by no later than 17:00 hours (Calgary time) on October 29, 2009;

(b)

the Interim Order shall have been granted by the Court in form and on terms consistent with this Agreement and such order shall not have been set aside or modified in a manner unacceptable to the Purchaser and Harvest, each acting reasonably, on appeal or otherwise;

(c)	the Special Resolution shall have been passed by Unitholders and Rightholders in accordance with the Interim Order;

(d)

the Final Order shall have been granted by the Court in form and on terms consistent with this Agreement and such order shall not have been set aside or modified in a manner unacceptable to the Purchaser and Harvest, each acting reasonably, on appeal or otherwise;

(e)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to the Purchaser and Harvest, each acting reasonably;

(f)

all consents, waivers, permits, orders, decrees and approvals of any Governmental Authority and the expiry of any waiting periods, required to permit the consummation of the Arrangement, the failure of which to obtain would render completion of the Arrangement unlawful, shall have been obtained or satisfied on terms satisfactory to the Purchaser and Harvest, each acting reasonably; and

(g)

there shall not be in effect any Applicable Law that makes the consummation of the Arrangement or any other transactions contemplated herein which are necessary to complete the Arrangement illegal or otherwise prohibited or enjoins any Party from consummating the Arrangement or any other transactions contemplated herein which are necessary to complete the Arrangement.

The foregoing conditions are for the mutual benefit of Harvest on the one hand and the Purchaser on the other hand and may be waived, in whole or in part, jointly by the Parties at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the Outside Date, then subject to Section 5.4, a Party may terminate this Agreement by written notice to the Other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of such terminating Party’s breach of this Agreement.

5.2	Additional Conditions to Obligations of Purchaser

The obligations of the Purchaser to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	Harvest shall have furnished the Purchaser with:

	(i)	certified copies of the resolutions duly passed by the Board approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Securityholders duly passed at the Special Meeting, approving the Special Resolution;

(b)

the representations and warranties made by Harvest in this Agreement which are qualified by the expression “material” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as if made on and as of an earlier date in which case the representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Harvest in this Agreement which are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as if made on and as of an earlier date in which case the representations and warranties shall be true and correct in all material respects as of such earlier date), and Harvest shall have provided to the Purchaser a certificate of Harvest signed by two senior officers of Harvest Operations certifying such accuracy dated as of the Effective Date;

(c)

Harvest shall have complied in all material respects with its covenants herein and Harvest shall have provided to the Purchaser a certificate of Harvest signed by two senior officers of Harvest Operations certifying compliance with such covenants dated as of the Effective Date;

(d)	the Required Approvals shall have been obtained on terms and conditions satisfactory to the Purchaser, acting reasonably;

(e)	from and after the date hereof and up to and including the Effective Date, there shall not have occurred or have been disclosed to the public a Material Adverse Change;

(f)	rights of dissent shall not have been granted to Rightholders pursuant to the Interim Order or Final Order or otherwise in connection with the Arrangement;

(g)

holders of not greater than 5% of the aggregate outstanding Trust Units, shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date; and

(h)

no legal action or proceeding that has a reasonable prospect of ultimate success and that is not frivolous or vexatious shall have been commenced after the date hereof by any person to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of the Purchaser to own or exercise full rights of ownership of all Trust Units.

The foregoing conditions precedent are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in writing at any time. If any of the said conditions shall not be complied with or waived by the Purchaser on or before the Outside Date, then subject to Section 5.4, the Purchaser may terminate this Agreement by written notice to Harvest in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of the Purchaser's breach of this Agreement.

5.3	Additional Conditions to Obligations of Harvest

The obligations of Harvest to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

the representations and warranties made by the Purchaser in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as if made on and as of an earlier date in which case the representations and warranties shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and the Purchaser shall have provided to Harvest a certificate of the Purchaser signed by two senior officers of the Purchaser certifying such accuracy dated as of the Effective Date; and

(b)

the Purchaser shall have complied in all material respects with its covenants herein, and the Purchaser shall have provided to Harvest a certificate of the Purchaser signed by two senior officers of the Purchaser certifying compliance with such covenants dated as of the Effective Date.

The foregoing conditions precedent are for the exclusive benefit of Harvest and may be waived, in whole or in part, by Harvest in writing at any time. If any of the said conditions shall not be complied with or waived by Harvest on or before the Outside Date, then subject to Section 5.4, Harvest may terminate this Agreement by written notice to the Purchaser in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Harvest's breach of this Agreement.

5.4	Notice and Cure Provisions

Each Party will give prompt notice to the Other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of the Other Party contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date, as applicable;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by the Other Party prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in its favour contained in Sections 5.1, 5.2 or 5.3, as the case may be.

A Party may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 5.1, 5.2 and 5.3 or exercise any termination right arising therefrom; provided, however, that:

(i)

forthwith and in any event prior to the filing of the Final Order and Articles of Arrangement for acceptance by the Registrar, the Party intending to rely thereon has delivered a written notice to the Other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition precedent or termination right, as the case may be; and

(ii)

if any such notice is delivered, and a Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Other Party may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of five Business Days from such notice.

If such notice has been delivered prior to the date of the Special Meeting, Harvest shall have the right, but not the obligation, to postpone such Special Meeting until the expiry of such period.

5.5	Satisfaction of Conditions

The conditions set out in Sections 5.1, 5.2 and 5.3 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES, EXPENSES AND OTHER ARRANGEMENTS

6.1	Purchaser Damages

If, at any time after the execution and delivery of this Agreement and prior to its termination (and provided that the Purchaser is not in default of any of its material obligations under this Agreement and that none of the representations or warranties of the Purchaser set out in this Agreement is incorrect (in any material respect in cases where such representations and warranties are not already subject to a materiality qualifier)), one of the following events (each a “Purchaser Damages Event”) occurs:

(a)

the Board withdraws, amends, changes or qualifies, or proposes publicly to withdraw, amend, change or qualify, in any manner adverse to the Purchaser, any of its recommendations or determinations referred to in Section 4.2(hh);

(b)

any bona fide Acquisition Proposal for the Trust Units is publicly announced or commenced, and the Board shall have failed to publicly reaffirm and maintain its recommendations or determinations referred to in Section 4.2(hh) within 3 days after the public announcement or commencement of any such Acquisition Proposal;

(c)	the Board shall have recommended that Unitholders deposit their Trust Units under, vote in favour of, or otherwise accept, an Acquisition Proposal;

(d)

Harvest shall have entered into any agreement with any person with respect to an Acquisition Proposal prior to completion of the Arrangement, excluding a confidentiality agreement entered into in compliance with Section 3.4;

(e)

an Acquisition Proposal is publicly announced, proposed, offered or made to Harvest or the Unitholders by any person (other than the Purchaser or an affiliate of the Purchaser) and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal involving Harvest is consummated or a definitive agreement relating to any such Acquisition Proposal is entered into or agreed to by Harvest before the expiry of twelve months following the date of the termination of this Agreement;

(f)	Harvest shall have breached this Agreement in any material respect and failed to cure such breach within five business days of being notified by the Purchaser of the breach,

then in the event of the termination of this Agreement pursuant to Section 8.1, Harvest shall pay to the Purchaser (or as the Purchaser may direct in writing) the amount of $10 million if the event listed in Section 6.1(f) occurs and the amount of $100 million if any of the other listed events occurs (the “Purchaser Termination Fee”) as liquidated damages in immediately available funds to an account designated by the Purchaser. On the date of the earliest of any of the events specified in Sections 6.1(a) to (f), Harvest shall be deemed to hold such amount in trust for the Purchaser. In the event that an Acquisition Proposal is publicly announced, proposed, offered or made to holders of Trust Units as contemplated by Section 6.1(e), Harvest agrees to deliver to the Purchaser, at least 3 Business Days prior to the scheduled expiry of such Acquisition Proposal, an irrevocable letter of credit, in form satisfactory to the Purchaser, acting reasonably, drawable within one Business Day after the Purchaser shall have delivered to the issuing party a written certificate confirming the occurrence of an event specified in Section 6.1(e) or such other form of security as is satisfactory to the Purchaser, acting reasonably.

Any payment pursuant to Section 6.1 shall be without prejudice to the rights or remedies available to the Purchaser upon the breach of any provision of this Agreement.

For the purposes of Section 6.1(b), an announcement by the Board that it does not have all the information necessary to properly evaluate the Acquisition Proposal and accordingly is reaffirming and maintaining its recommendation of the Arrangement pending receipt and analysis of additional information shall not constitute an event within the ambit of Section 6.1(b) hereof or trigger any obligations to make the payment contemplated by this Section, provided that the Board, not less than five days before the anticipated Effective Date, publicly reaffirms and maintains its recommendation of the Arrangement as set forth in Section4.2(hh) to holders of Trust Units without the foregoing qualification in respect of receipt and analysis of additional information relating to the Acquisition Proposal.

ARTICLE 7
AMENDMENT

7.1	Amendment of Agreement

This Agreement (excluding the Plan of Arrangement which may only be amended in accordance with Section 7.2) may at any time and from time to time before or after the holding of the Special Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of Securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained herein,

provided that no such change, waiver or modification which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by Securityholders without approval by Securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

The Parties agree that if the Purchaser proposes any amendment or amendments to this Agreement or the Arrangement, or proposes an alternative transaction such as a take-over bid, Harvest will act reasonably in considering such amendment or alternative transaction and provided that (i) the Purchaser otherwise complies with Section 2.6 and (ii) that no such amendment or alternative transaction could reasonably be expected to be prejudicial to Harvest or any of its subsidiaries or the Securityholders in any material respect.

7.2	Amendment of Plan of Arrangement

(a)

The Parties may agree to amend the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) filed with the Court and, if made following the first to occur of the Special Meeting, approved by the Court; and (iii) communicated to Securityholders if and as required by Applicable Laws or the Court.

(b)

Any amendment to the Plan of Arrangement agreed to by the Parties at any time prior to or at the first to occur of the Special Meeting, which is proposed and accepted by Securityholders voting at the Special Meeting, shall become part of the Plan of Arrangement for all purposes.

(c)	Any amendment to the Plan of Arrangement that is approved by the Court following the Special Meeting shall be effective only if it is consented to by each of the Parties.

ARTICLE 8
TERMINATION

8.1	Termination

This Agreement may be terminated at any time prior to the Effective Date (or such earlier date as is specified below):

(a)	by mutual written consent of the Purchaser and Harvest;

(b)	by the Purchaser upon the occurrence of a Purchaser Damages Event as provided in Section 6.1;

(c)

by Harvest upon the occurrence of a Purchaser Damages Event as provided in Section 6.1(d) relating to a Superior Proposal (in accordance with Section 3.4(b)(vi) and provided Harvest has complied with its obligations set forth in Section 3.4(d)) and the payment by Harvest to the Purchaser of the amount required by Section 6.1; or

(d)	as provided in Sections 5.1, 5.2 and 5.3, subject to Section 5.4.

In the event of the termination of this Agreement in the circumstances set out in Subsections (a) through (d) of this Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the Other Party hereunder except with respect to the obligations set forth in Section 3.4, Section 4.3 and Section 6.1 and each Party's obligations in the Confidentiality Agreement, which shall survive such termination.

ARTICLE 9
NOTICES

9.1	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

(a)	in the case of the Purchaser, to:

1588-14, Gwanyang-dong, Dongan-gu,
Anyang, Gyeonggi-do, Korea 431-711

Attention:
Facsimile:

with a copy to:

Bennett Jones LLP
4500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention:	David Spencer
Facsimile:	(403) 265-7219

(b)	in the case of Harvest, to:

Suite 2100, 330 – 5th Avenue S.W.
Calgary, Alberta T2P 0L4

Attention:	John Zahary, President and Chief Executive Officer
Facsimile:	(403) 265-3490

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention:	Grant A. Zawalsky
Facsimile:	(403) 260-0330

ARTICLE 10
GENERAL

10.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2	Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the Other Party. Notwithstanding the foregoing sentence, without the prior consent of Harvest, the Purchaser and its permitted assigns may at any time, in their sole discretion, assign in whole or in part its rights under this Agreement to any of its affiliates provided such affiliate executes and delivers a counterpart to this Agreement pursuant to which it agrees to be bound by the terms of this Agreement as if it were the Purchaser but no such assignment shall relieve the Purchaser of its obligations hereunder.

10.3	Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the Other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by Applicable Law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the Other Party as to the wording of such disclosure prior to its being made.

10.4	Costs

Except as contemplated herein (including Section 6.1 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby, whether or not the Arrangement is completed.

10.5	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.6	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the Other Party hereto, but without further consideration, do all such further acts, directly, and to the extent applicable through its subsidiaries or affiliates, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof including the Plan of Arrangement, including all such conveyances, transfers, consents, assignment and assumption agreements and other documents or writings as may be reasonably required to give effect the this Agreement and the transactions contemplated hereby.

10.7	Effectiveness

This Agreement shall be effective as of the date first written above.

10.8	Time of Essence

Time shall be of the essence of this Agreement.

10.9	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

10.10	Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.11	Third Party Beneficiaries

The provisions of Section 3.1(i) and Section 3.1(j) are: (i) intended for the benefit of all present and former trustees, directors and officers of Purchaser and its subsidiaries and Harvest and its subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Harvest shall hold the rights and benefits of Section 3.1(i) and Section 3.1(j) in trust for and on behalf of the Third Party Beneficiaries and Harvest hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.12	Counterparts

This Agreement may be executed by the Parties by facsimile and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

10.13	Obligations

The Parties acknowledge that the obligations of Harvest hereunder shall not be personally binding upon the trustee under the Harvest Trust Indenture, or any of the Unitholders and that any recourse against Harvest, such trustee, or any Unitholder in any manner in respect of any indebtedness, obligation or liability of Harvest arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behavior, shall be limited to, and satisfied only out of, the trust property of Harvest.

[remainder of page left blank intentionally – signatures follow]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

HARVEST ENERGY TRUST, by its
Administrator, Harvest Operations Corp.

By:	(signed) "M. Bruce Chernoff"

By:

HARVEST OPERATIONS CORP.

By:	(signed) "M. Bruce Chernoff"

By:

KOREA NATIONAL OIL CORPORATION

By:	(signed) "Seong Hoon Kim"

By:

A-1

EXHIBIT A
SPECIAL RESOLUTION

BE IT RESOLVED THAT:

1.

the arrangement under section 193 of the Business Corporations Act (Alberta) (the “Arrangement”) substantially as set forth in the plan of arrangement (the “Plan of Arrangement”) attached as a schedule to the Information Circular of Harvest Energy Trust dated [●], 2009 (the “Information Circular”) accompanying the notice of special meeting is hereby authorized, approved, ratified and confirmed;

2.

the arrangement agreement among Harvest Energy Trust, Harvest Operations Corp. and Korea National Oil Corporation dated October 21, 2009 (the “Arrangement Agreement”), a copy of which is attached as a schedule to the Information Circular accompanying the notice of Special Meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby authorized, approved, ratified and confirmed;

3.

notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of Harvest Operations Corp. may, without further notice to or approval of the securityholders of Harvest Energy Trust, subject to the terms of the Arrangement, (i) amend or terminate the Arrangement Agreement or the Plan of Arrangement or (ii) revoke this resolution at any time prior to the filing of articles of arrangement giving effect to the Arrangement; and

4.

any director or officer of Harvest Operations Corp. is hereby authorized, for and on behalf of Harvest Energy Trust, to execute and deliver articles of arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

EXHIBIT B
PLAN OF ARRANGEMENT
UNDER SECTION 193 OF THE BUSINESS CORPORATIONS ACT (ALBERTA), R.S.A. 2000, c. B-9

ARTICLE 1
INTERPRETATION

Definitions

In this Plan of Arrangement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“affiliate” shall have the meaning ascribed thereto in section 1.2 of National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date hereof;

“Applicable Laws”, in the context that refers to one or more persons, means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Arrangement” means the arrangement involving the Purchaser, Harvest, certain subsidiaries or other affiliates of the Purchaser and Harvest and the Securityholders, pursuant to Section 193 of the ABCA on the terms and subject to the conditions set forth in this Plan of Arrangement;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

“Business Day” means any day other than a Saturday, a Sunday and a statutory holiday in Calgary, Alberta and Seoul, South Korea;

“Court” means the Court of Queen's Bench of Alberta;

“Depositary” means [●];

“Dissent Rights” has the meaning ascribed thereto in Section 3.1;

‘‘Encumbrance” includes, without limitation, any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest in property, option, right of first refusal or offer, adverse claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Effective Date” means the date on which the Arrangement becomes effective pursuant to the ABCA;

“Effective Time” means the first moment in time in Calgary, Alberta on the Effective Date, or such other moment in time in Calgary, Alberta on the Effective Date as Purchaser and Harvest, each acting reasonably, may agree in writing prior to the Effective Date;

“Exercise Price” means the Canadian dollar price at which a Right may be exercised;

“Final Order” means the order of the Court approving the Arrangement to be applied for by Harvest following the Special Meeting and to be granted pursuant to Subsection 193(9) of the ABCA in respect of Securityholders, the Purchaser and Harvest, as such order may be affirmed, amended or modified by the Court (with the consent of both Harvest and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that such amendment is acceptable to both Harvest and the Purchaser, each acting reasonably) on appeal;

“Governmental Authority” means any:

(a)

multinational, federal, national, provincial, state, regional, municipal, local or other government or any governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign;

(b)	any subdivision, agent, commission, board or authority of any of the foregoing;

(c)	any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or

(d)	any stock exchange;

“Harvest” means Harvest Energy Trust, a trust existing under the laws of the Province of Alberta;

"Harvest Operations" means Harvest Operations Corp. a corporation existing under the laws of the Province of Alberta;

“Interim Order” means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Special Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Letter of Transmittal” means the letter of transmittal sent to Unitholders for use in connection with the Arrangement;

“person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement substantially, as amended or supplemented from time to time in accordance with the terms of the Arrangement Agreement and hereof;

“Purchaser” means Korea National Oil Corporation, a corporation existing under the laws of the Republic of Korea;

“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA;

“Rights” means, collectively, the Trust Unit Rights and Unit Awards;

“Rightholders” means holders of Trust Unit Rights and Unit Awards;

“Securityholders” means the Unitholders and Rightholders;

“Trust Units” means the ordinary trust units of Harvest;

“Trust Unit Incentive Plans” means, collectively, the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan;

“Trust Unit Rights” means the rights issued under the Trust Unit Rights Incentive Plan;

“Trust Unit Rights Incentive Plan” means the trust unit rights incentive plan of Harvest;

“Unit Award Incentive Plan” means the unit award incentive plan of Harvest;

“Unit Awards” means unit awards issued under the Unit Award Incentive Plan;

“Unitholders” means the holders from time to time of Trust Units;

“Special Meeting” means the special meeting of Securityholders to be held to consider the Special Resolution and related matters, and any adjournment(s) thereof;

“Special Resolution” means the special resolution in respect of the Arrangement to be considered at the Special Meeting;

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into articles, Sections and Subsections is for convenience of reference only and does not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement (including the exhibit attached hereto) and not to any particular article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

All references to “$” or sums of money that are referred to in this Plan of Arrangement are expressed in lawful money of Canada, unless specified otherwise.

1.6	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time (Calgary, Alberta) unless otherwise stipulated herein.

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement will become effective at the Effective Time and will be binding at and after the Effective Time on:

(a)	the Purchaser;

(b)	Harvest and Harvest Operations; and

(c)	all registered and beneficial holders of Trust Units and Rights.

2.3	Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further authorization, act or formality required on the part of any person, except as expressly provided herein:

(a)

each Trust Unit Right shall be deemed transferred by the holder thereof to Harvest (free and clear of any Encumbrances, and notwithstanding any vesting conditions) in exchange for a cash payment from Harvest in respect of each Trust Unit Right equal to the greater of $0.01 and the amount, if any, by which $10.00 exceeds the Exercise Price thereof (less all applicable withholding taxes) and the holder of such Trust Unit Right shall thereafter only have the right to receive the consideration to which they are entitled pursuant to this Section 2.3(a) and all Trust Unit Rights shall be deemed terminated and Harvest shall have no liabilities or obligations with respect to such Trust Unit Rights except pursuant to this Section 2.3(a);

(b)

each Unit Award shall be deemed transferred by the holder thereof to Harvest (free and clear of any Encumbrances, and notwithstanding any vesting conditions) in exchange for a cash payment from Harvest equal to $10.00 (less all applicable withholding taxes) and the holder of such Unit Awards shall thereafter only have the right to receive the consideration to which they are entitled pursuant to this Section 2.3(b) and all Unit Awards shall be deemed terminated and Harvest shall have no liabilities or obligations with respect to such Unit Awards except pursuant to this Section 2.3(a);

(c)

the Trust Units held by Unitholders in respect of which Dissent Rights have been validly exercised (the “Dissenting Unitholders”) shall be deemed to have been transferred without any further act or formality to the Purchaser (free and clear of any Encumbrances) and:

(i)

such Dissenting Unitholders shall cease to be the holders of such Trust Units and to have any rights as holders of such Trust Units other than the right to be paid fair value for such Trust Units as set out in Section 3.1;

	(ii)	such Dissenting Unitholders’ names shall be removed as the holders of such Trust Units from the registers of Harvest maintained by or on behalf of Harvest; and

	(iii)	the Purchaser shall be deemed to be the transferee of such Trust Units (free and clear of any Encumbrances) and shall be entered in the registers of Trust Units maintained by or on behalf of Harvest;

(d)

each Trust Unit outstanding immediately prior to the Effective Time (other than Trust Units subject to step (C)) shall be transferred without any further act or formality to the Purchaser (free and clear of any Encumbrances) for $10.00 per Trust Unit, and:

(i)

the holders of such Trust Units immediately before the Effective Time shall cease to be holders thereof and to have any rights as holders of such Trust Units other than the right to be paid $10.00 per Trust Unit in accordance with this Plan of Arrangement and other than the right to receive any declared but unpaid dividends on such Trust Units;

(ii)	such holders’ names shall be removed as the holders from the registers of Trust Units maintained by or on behalf of Harvest; and

(iii)	the Purchaser shall be deemed to be the transferee of such Trust Units (free and clear of any Encumbrances) and shall be entered in the registers of Trust Units maintained by or on behalf of Harvest.

ARTICLE 3
RIGHTS OF DISSENT

3.1	Rights of Dissent

Each Unitholder shall have the right to dissent with respect to the Special Resolution as provided in Section 191 of the ABCA but as modified by the terms of this Plan of Arrangement and the Interim Order (“Dissent Rights”), provided that:

(a)

notwithstanding Section 191(5) of the ABCA, the written objection to the Special Resolution referred to in Section 191(5) of the ABCA must be received by Harvest not later than 5:00 p.m. (Calgary time) on the Business Day that is two Business Days prior to the date of the Special Meeting (as it may be adjourned or postponed from time to time);

(b)	Unitholders who duly exercise their Dissent Rights and who:

(i)

are ultimately entitled to be paid the fair value of their Trust Units shall be deemed to have transferred such Trust Units to the Purchaser on the Effective Date contemporaneously with the step of this Plan of Arrangement set out in Section 2.3(d) being effective, without any further act or formality and free and clear of all Encumbrances, to the Purchaser, in consideration for a payment of cash from the Purchaser equal to such fair value; or

(ii)

are ultimately determined not to be entitled, for any reason, to be paid the fair value for their Trust Units shall be deemed to have transferred such securities to the Purchaser at the same time as the other transfers of Trust Units to the Purchaser are effective pursuant to Section 2.3(d) and shall receive from the Purchaser the amount described in Section 2.3(d) for each Trust Unit.

3.2	Recognition of Dissenting Unitholders

(a)

In no circumstances shall the Purchaser, Harvest or any other person be required to recognize a person exercising Dissent Rights unless such person is the holder of those Trust Units in respect of which such rights are sought to be exercised.

(b)

For greater certainty, in no case shall the Purchaser, Harvest or any other person be required to recognize Unitholders who exercise Dissent Rights as holders of Trust Units in respect of which Dissent Rights have been validly exercised after the Effective Time, and the names of such Unitholders shall be removed from the registers of holders of Trust Units in respect of which Dissent Rights have been validly exercised at the Effective Time.

(c)

In addition to any other restrictions in Section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) Rightholders; and (ii) Unitholders who vote, or who have or have been deemed to have instructed a proxy holder to vote, in favour of the Special Resolution. The fair value of the Trust Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved at the Special Meeting.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)

Prior to the Effective Time, the Purchaser shall deposit or cause to be deposited cash with the Depositary, to be held in escrow for the benefit of Unitholders and Rightholders, in the aggregate amount equal to the payments in respect thereof required by Section 2.3(a), 2.3(b), 2.3(c) and 2.3(d) of this Plan of Arrangement for the benefit of the Unitholders an Rightholders, as applicable. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(b)

Upon surrender to the Depositary for cancellation of a certificate or certificates (as applicable) which immediately prior to the Effective Time represented outstanding Trust Units that were transferred pursuant to Section 2.3(d), outstanding Trust Unit Rights that were transferred pursuant to Section 2.3(a) and/or outstanding Unit Awards that were transferred pursuant to Section 2.3(b), each together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Unitholder and/or Rightholder, as the case may be, represented by such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such Trust Units and/or Rights, as the case may be, less any amounts withheld pursuant to Section 4.3, and any certificate(s) so surrendered shall forthwith be cancelled.

(c)

Until surrendered as contemplated by this Section 4.1, each certificate (as applicable) that immediately prior to the Effective Time represented Trust Units or Rights shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate (as applicable) formerly representing Trust Units or Rights not duly surrendered on or before the day prior to the fifth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Unitholder and/or Rightholder of any kind or nature against or in Harvest or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or Harvest, as applicable.

(d)

Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time shall be returned by the Depositary to the Purchaser or Harvest, as applicable, and any right or claim to payment hereunder that remains outstanding on the day prior to the fifth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for Trust Units and/or Rights, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or Harvest, as applicable, for no consideration.

(e)

No Unitholder and/or Rightholder shall be entitled to receive any consideration with respect to such Trust Units and/or Rights other than any cash payment to which such holder is entitled to receive in accordance with this Section 4.1 and Section 2.3(c) in the case of Trust Units, Section 2.3(a) in the case of Trust Unit Rights and Section 2.3(b) in the case of Unit Awards and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Trust Units that were transferred pursuant to Section 2.3(d) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and Harvest in a manner satisfactory to the Purchaser and Harvest, acting reasonably, against any claim that may be made against the Purchaser and Harvest with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

The Purchaser, Harvest or the Depositary shall be entitled to deduct and withhold from any amount payable to any person under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1), such amounts as the Purchaser, Harvest or the Depositary determines, acting reasonably, are required to be deducted and withheld with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any other Applicable Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
AMENDMENTS

5.1	Amendments to the Plan of Arrangement

(a)

Harvest and the Purchaser may agree to amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) filed with the Court and, if made following the first to occur of the Special Meeting, approved by the Court; and (iii) communicated to Securityholders if and as required by Applicable Laws or the Court.

(b)

Any amendment to this Plan of Arrangement agreed to by Harvest and the Purchaser at any time prior to or at the first to occur of the Special Meeting, which is proposed and accepted by Securityholders voting at the Special Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment to this Plan of Arrangement that is approved by the Court following the Special Meeting shall be effective only if it is consented to by each of Harvest and the Purchaser.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser and its counsel, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Securityholder.

ARTICLE 6
FURTHER ASSURANCES

6.1	Notwithstanding

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.